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Exhibit 99.1

Mandatory Publication pursuant to Section 14(2) and (3) of the German Securities Acquisition and Takeover Act of December 20, 2001 (WpÜG)
Shareholders of Schering Aktiengesellschaft whose place of residence, seat or habitual abode is outside the Federal Republic of Germany should note the "GENERAL INFORMATION AND INFORMATION FOR SHAREHOLDERS WITH PLACE OF RESIDENCE, SEAT OR HABITUAL ABODE OUTSIDE THE FEDERAL REPUBLIC OF GERMANY" set forth under Section 1 of this Offer Document.

O F F E R    D O C U M E N T

Voluntary Public Takeover Offer (Cash Offer)

by

Dritte BV GmbH
Kaiser-Wilhelm-Allee 1,
51373 Leverkusen,
Federal Republic of Germany

to the shareholders of

Schering Aktiengesellschaft
Müllerstraße 178,
13353 Berlin,
Federal Republic of Germany

for the acquisition of all bearer shares with no par value,
including all bearer shares with no par value
represented by American Depositary Shares (ADSs),
of
 Schering Aktiengesellschaft
at the price of

EUR 86.00

per share

Acceptance Period: from April 13, 2006 through May 31, 2006,
24:00 hours Local Time Frankfurt am Main (Federal Republic of Germany),

and 6:00 p.m. Local Time New York (U.S.A.), respectively

Schering Shares: ISIN DE0007172009 / WKN 717200

Schering Shares Tendered for Sale: ISIN DE000A0H5Z83 / WKN A0H5Z8

Schering Shares Subsequently Tendered for Sale: ISIN DE000A0H5Z91 / WKN A0H5Z9

Schering ADSs: ISIN US8065852043 / CUSIP 806585204

THIS DOCUMENT IS A TRANSLATION OF THE GERMAN OFFER DOCUMENT. THIS OFFER IS MADE FOR THE SECURITIES OF A GERMAN COMPANY THAT HAS SECURITY HOLDERS RESIDENT IN THE UNITED STATES AND, AS A RESULT, IS SUBJECT TO THE SECURITIES LAWS, RULES AND REGULATIONS OF GERMANY AND THE UNITED STATES. SOME OF THE INFORMATION CONTAINED IN THIS DOCUMENT IS INCLUDED BECAUSE IT IS REQUIRED TO BE INCLUDED IN THE SIMILAR DOCUMENT BEING USED FOR THE OFFER IN GERMANY AND WE WANTED TO MAKE THAT INFORMATION AVAILABLE TO YOU AS WELL. SOME OF THE INFORMATION IN THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH GERMAN FORMAT AND STYLE, WHICH DIFFERS FROM THE U.S. FORMAT AND STYLE FOR DOCUMENTS OF THIS TYPE.

TABLE OF CONTENTS

1.	GENERAL INFORMATION AND INFORMATION FOR SHAREHOLDERS WITH PLACE OF RESIDENCE, SEAT OR HABITUAL ABODE OUTSIDE THE FEDERAL REPUBLIC OF GERMANY			4
	1.1	Performance of the Voluntary Offer in Accordance with the Provisions of the German Securities Acquisition and Takeover Act and the Securities Laws of the U.S.A.		4
	1.2	Publication of the Decision to Make this Offer		5
	1.3	Publication of this Offer Document		5
	1.4	Dissemination of this Offer Document and Acceptance of this Offer		5
	1.5	Status of the Information Contained in this Offer Document		5
	1.6	References and Definitions		6
	1.7	Purchases Outside of the Offer		6
2.	SUMMARY OF THE OFFER			7
3.	THE OFFER			11
	3.1	Subject of the Offer		11
	3.2	Offer Price		11
	3.3	Explanation of the Adequacy of the Offer Price		11
		3.3.1	Minimum Value	11
		3.3.2	Historic Trading Prices of the Schering Shares and the Schering ADSs	12
		3.3.3	Economic Adequacy	13
4.	ACCEPTANCE PERIOD			13
	4.1	Duration of the Acceptance Period		13
	4.2	Extension of the Acceptance Period		13
	4.3	Additional Acceptance Period Pursuant to Section 16(2) of the WpÜG		14
5.	ACCEPTANCE AND SETTLEMENT OF THE OFFER FOR SCHERING SECURITIES			14
	5.1	Acceptance and Settlement of the Offer for Schering Shares		14
		5.1.1	Settlement Agent	14
		5.1.2	Declaration of Acceptance and Share Book Transfer	14
		5.1.3	Additional Declarations of Schering Shareholders upon Acceptance of the Offer	15
		5.1.4	Legal Consequences of the Acceptance	16
		5.1.5	Settlement of the Offer	16
		5.1.6	Settlement of the Offer in Case of Acceptance During the Additional Acceptance Period	16
		5.1.7	Costs and Fees	17
		5.1.8	Trading in Schering Shares Tendered for Sale	17
		5.1.9	Rescission of the Transaction upon Non-Fulfillment of the Offer Conditions	17
		5.1.10	Right of Withdrawal	17
	5.2	Acceptance by Schering Shareholders Resident in the U.S.A. and Schering ADS Holders and Settlement of the Offer		18
		5.2.1	General and U.S. Settlement Agent	18
		5.2.2	Declarations of Acceptance	18
		5.2.3	Conversion of Schering ADSs into Schering Shares and Effectiveness of the Acceptance of U.S. Securities	21
		5.2.4	Legal Consequences of the Acceptance	22
		5.2.5	Stock Market Trading	22
		5.2.6	Acceptance during the Additional Acceptance Period	22
		5.2.7	Settlement of the Offer for U.S. Securities	22
		5.2.8	Costs and Fees	23
		5.2.9	Rescission of the Transaction if the Offer Conditions Are Not Fulfilled	23
		5.2.10	Right of Withdrawal	23
6.	CONDITIONS OF THE OFFER			24
	6.1	Conditions of the Offer		24

		6.1.1	Minimum Acceptance Threshold	24
		6.1.2	Antitrust Clearances	24
		6.1.3	Material Adverse Change to the Business of the Schering Group	24
		6.1.4	Material Adverse Market Change	25
		6.1.5	Proscribed Transactions	25
		6.1.6	Prevention or Delay of the Offer	25
	6.2	Waiver of the Conditions		25
	6.3	Non-Satisfaction of the Offer Conditions		26
	6.4	Announcement of the Satisfaction or Non-Satisfaction of the Offer Conditions		26
7.	OFFICIAL APPROVALS AND PROCEEDINGS			26
	7.1	Required Antitrust Approvals		26
		7.1.1	European Union	26
		7.1.2	U.S.A.	27
		7.1.3	Other Jurisdictions	27
	7.2	Status of the Antitrust Proceedings		27
	7.3	Other Required Regulatory Approvals		27
8.	THE BIDDER/BAYER AG			27
	8.1	Description of the Bidder		27
	8.2	Description of Bayer AG and the Bayer Group		28
		8.2.1	Bayer AG	28
		8.2.2	Business Activities of the Bayer Group	31
	8.3	Persons Acting in Concert with the Bidder		32
	8.4	Schering AG Securities and Voting Rights Held by the Bidder, Persons Acting in Concert with the Bidder, and their Subsidiaries		32
	8.5	Acquisitions by the Bidder and Persons Acting in Concert with It		32
	8.6	Schering Shares Held by Managing Directors, Management Board Members, and Supervisory Board Members		32
9.	DESCRIPTION OF SCHERING AG			32
10.	BACKGROUND OF THE OFFER / INTENTIONS OF THE BIDDER AND BAYER AG WITH REGARD TO SCHERING AG			34
	10.1	General Background of the Offer		34
	10.2	Intentions of the Bidder and Bayer AG with Regard to Schering AG		36
		10.2.1	Future Business Activity and Assets and Liabilities of Schering AG	36
		10.2.2	Headquarters of Schering AG; Location of Significant Business Operations	36
		10.2.3	Employees, Employee Representatives and Terms and Conditions of Employment	36
		10.2.4	Members of Management Board and Supervisory Board of Schering AG	37
		10.2.5	Possible Structural Measures	37
11.	FINANCING THE OFFER			38
	11.1	Maximum Amount of Consideration to be Financed		38
	11.2	Financing the Offer		39
		11.2.1	Bridge Financing	39
		11.2.2	Equity Commitments	39
		11.2.3	Divestitures	40
		11.2.4	Debt Commitments	40
	11.3	Confirmation of Financing		40
12.	EXPECTED EFFECTS OF A SUCCESSFUL OFFER ON THE NET WORTH, FINANCIAL POSITION AND EARNINGS OF THE BIDDER AND THE BAYER GROUP			41
	12.1	The Bidder		41
	12.2	Bayer Group		42
		12.2.1	Effects on Balance Sheet as of December 31, 2005	43
		12.2.2	Effects on the Income Statement	43

13.	POSSIBLE EFFECTS ON SCHERING SECURITYHOLDERS WHO DO NOT ACCEPT THE OFFER		44
14.	RIGHTS OF WITHDRAWAL		45
	14.1	Right to Withdraw without Giving Reasons	45
	14.2	Right of Withdrawal in the Event of an Amendment to the Offer or a Competing Offer	45
	14.3	Exercise of the Right of Withdrawal with respect to Schering Shares	45
	14.4	Exercise of the Right of Withdrawal with respect to Schering ADSs	46
	14.5	Legal Consequences of the Withdrawal / Costs	46
15.	CASH PAYMENTS OR OTHER MONETARY BENEFITS GRANTED OR OFFERED TO THE MEMBERS OF THE MANAGEMENT BOARD OR THE SUPERVISORY BOARD OF SCHERING AG		47
16.	TAXES		47
	16.1	Certain German Income Tax Consequences	47
	16.2	Certain U.S. Federal Income Tax Consequences of the Sale of Schering Shares or Schering ADSs	47
17.	RELIEF REQUESTED FROM THE SEC		48
	17.1	Stated Relief to Reconcile Conflicts between Jurisdictions	48
	17.2	Written Relief Relating to Purchases Outside the Offer	49
18.	PUBLICATION		49
19.	FACILITATING BANKS, FEES AND EXPENSES		50
20.	APPLICABLE LAW		50
21.	ASSUMPTION OF RESPONSIBILITY		51

1.     GENERAL INFORMATION AND INFORMATION FOR SHAREHOLDERS WITH PLACE OF RESIDENCE, SEAT OR HABITUAL ABODE OUTSIDE THE FEDERAL REPUBLIC OF GERMANY

1.1  Performance of the Voluntary Offer in Accordance with the Provisions of the German Securities Acquisition and Takeover Act and the Securities Laws of the U.S.A.

The offer (together with any amendments and supplements thereto, the "Offer") contained in this offer document (the "Offer Document") by Dritte BV GmbH, which has its registered seat in Leverkusen, Federal Republic of Germany, and is registered with the commercial register of the local court of Cologne under registration number HRB 52162, and has its business address at Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Federal Republic of Germany (referred to hereinafter as the "Bidder"), a wholly-owned subsidiary of Bayer Aktiengesellschaft, 51368 Leverkusen, Federal Republic of Germany (referred to hereinafter as "Bayer AG" and together with its affiliated companies as the "Bayer Group"), is a voluntary public takeover offer in accordance with the provisions of the German Securities Acquisition and Takeover Act (the "WpÜG") in conjunction with the German Regulation regarding the Content of the Offer Document, the Consideration in the Event of Takeover Offers and Mandatory Offers and Release from the Obligation to Publish and to Make an Offer (the "WpÜG-AngebotsVO"). The objective of this Offer is the acquisition of all bearer shares with no par value (collectively the "Schering Shares" and each a "Schering Share") of Schering Aktiengesellschaft, which has its registered seat in Berlin, Federal Republic of Germany, and is registered with the commercial register of the local court of Charlottenburg, Berlin, under registration number 93 HRB 283, and has its business address at Müllerstraße 178, 13353 Berlin, Federal Republic of Germany (referred to hereinafter as "Schering AG" and together with its affiliated companies as the "Schering Group"), including all Schering Shares represented by American Depositary Shares (collectively the "Schering ADSs" and each a "Schering ADS"), evidenced by American Depository Receipts (collectively the "Schering ADRs" and each a "Schering ADR"), at a price of EUR 86.00 per Schering Share, in cash. The Schering Shares and the Schering ADSs are hereinafter collectively referred to as the "Schering Securities." This Offer may be accepted subject to the terms and conditions of this Offer Document.

This Offer is addressed to all holders of Schering Securities (collectively the "Schering Securityholders" and each individually a "Schering Securityholder"). Such Schering Securityholders who hold Schering Shares are also referred to as "Schering Shareholders" in this Offer Document, and such Schering Securityholders who hold Schering ADSs are also referred to as "Schering ADS Holders" in this Offer Document.

This Offer is implemented in accordance with German law, in particular the WpÜG, as currently amended, and the securities laws of the United States of America ("U.S.A."), including the applicable provisions governing tender offers in the Securities Exchange Act of 1934, as currently amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. In order to reconcile certain areas where German law and U.S. law conflict, the Bidder requested relief from the Staff of the U.S. Securities and Exchange Commission ("SEC") (See also Section 17 of this Offer Document). The Staff of the SEC's Division of Corporation Finance has stated to the Bidder that they are in a position to grant the requested relief. Accordingly, this Offer Document has been prepared on the basis that such relief is granted.

The Bidder does not intend to make this Offer as a public offer in accordance with the provisions of any other jurisdictions. Therefore, no further announcements, registrations, admissions or approvals of this Offer Document or this Offer by securities exchange authorities or similar authorities outside the Federal Republic of Germany and the U.S.A. have been applied for, have been initiated or are envisaged by the Bidder and Bayer AG. Consequently, the Bidder and Bayer AG do not assume any responsibility for compliance with any legal requirements other than German and U.S. legal requirements. Therefore, Schering Securityholders may not rely on the legal requirements for the protection of investors of any other jurisdiction.

Any contract arising out of the acceptance of this Offer shall be governed exclusively by and construed exclusively in accordance with German law.

The Bidder is publishing a German and an English language version of this Offer Document. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)

("BaFin") approved the publication of the German version on April 12, 2006, but has neither reviewed nor approved the English version. Neither the SEC nor any other securities supervisory authority of a state in the U.S.A. has approved or disapproved this Offer or reviewed it for its fairness or its benefits, nor have the contents of this Offer Document been reviewed for accuracy or fairness.

1.2  Publication of the Decision to Make this Offer

The Bidder published its decision to make this Offer on March 23, 2006, in accordance with Section 10 of the WpÜG over the Reuters system. The German and the English versions of such publication are available on the Internet at http://www.bayer.de. In addition, the publication and the press release in which the Bidder announced its decision have been filed with the SEC in connection with this Offer (Tender Offer Statement on Schedule TO). Such statement and other documents filed by the Bidder in connection with this Offer are available on the Internet at the website of the SEC at http://www.sec.gov. A corresponding link to the documents located on this web site will be placed on the web site of Bayer AG (http://www.bayer.de).

1.3  Publication of this Offer Document

The Bidder is publishing this Offer Document in the German and English languages on the Internet at http://www.bayer.de. It is also available free of charge from Credit Suisse Securities (Europe) Limited, MesseTurm, 60308 Frankfurt am Main, Federal Republic of Germany (Fax: +49 69 7538 2426), and from Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A. ("Innisfree"). The announcement pursuant to Section 14(3) sentence 1, no. 2 of the WpÜG regarding the availability of this Offer Document for distribution free of charge will be published on April 13, 2006 in the Börsen-Zeitung. In the U.S.A., the corresponding announcement will be made in The Wall Street Journal (U.S. Edition). In addition, the German version as well as the English version of this Offer Document can be requested by calling 0800 6464833 (toll-free in Germany), +1-877-717-3925 (toll-free in the US and Canada), 00-800-7710-9970 (toll-free within the EU), and +1-412-232-3651 (call collect for all other countries).

1.4  Dissemination of this Offer Document and Acceptance of this Offer

This Offer Document is disseminated solely in accordance with the provisions of the WpÜG and the U.S. securities laws. The publication, dispatch, distribution or dissemination of this Offer Document may be subject to the legal requirements of jurisdictions other than those of the Federal Republic of Germany and the U.S.A. People who come into possession of this Offer Document outside the Federal Republic of Germany or the U.S.A. or who wish to accept this Offer and are subject to legal requirements other than those of the securities laws of the Federal Republic of Germany or the U.S.A., must inform themselves of and comply with such legal requirements. The Bidder and Bayer AG do not assume any responsibility for the circulation, publication, dispatch, distribution or dissemination of this Offer Document or the acceptance of this Offer outside the Federal Republic of Germany and the U.S.A. being made in compliance with the applicable legal requirements of such other jurisdictions. Any responsibility of the Bidder and Bayer AG for any third party's non-compliance with legal requirements is expressly excluded.

1.5  Status of the Information Contained in this Offer Document

Unless expressly stated otherwise, all representations, opinions, stated intentions, forward-looking statements and other information contained in this Offer Document are based upon the Bidder's and Bayer AG's knowledge as of the time of execution of this Offer Document. Information regarding Schering AG and the Schering Group is based, unless expressly stated otherwise, on publicly available information (e.g., published annual reports, press releases and analyst presentations). In particular, the financial data of Schering AG is based upon the annual reports (group and individual) as of December 31, 2005 published at http://www.schering.de under "Investor Relations." Unless expressly stated otherwise, such information has not been independently verified by the Bidder and Bayer AG.

This Offer Document and the documents referred to herein contain certain forward-looking statements. Such statements are not statements of facts and are identified by words such as "will," "expects," "believes," "attempts," "estimates," "intends," "assumes," "aspires" and similar expressions. These statements express the intent, belief or current expectations and assumptions of the Bidder, Bayer AG and their respective management, with respect to, among other things, the likely consequences of the Offer for Schering AG and its remaining shareholders or on future financial results. Such forward-

looking statements are based on current plans, estimates and projections made by the Bidder and Bayer AG to the best of their knowledge and speak only as of the date they are made. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond the Bidder's or Bayer AG's control. It should be noted that actual results or outcomes may differ materially from those expressed in, or implied by, the forward-looking statements. This also applies to statements relating to pro forma financial information presented herein for informational purposes only. Schering Securityholders should therefore not rely on the pro forma financial information. This information does not necessarily present the actual financial position or actual results of operations that would have occurred had the transaction been effective at that time. Neither the future financial position nor the future results of operations after the consummation of the transaction can necessarily be derived from the pro forma financial information. For further information regarding the risks inherent in Bayer AG's and the Bayer Group's business, see the risk report contained in Bayer Group's Annual Report 2005 and the section entitled "Risk Factors" in Bayer AG's Annual Report 2005 on Form 20-F filed with the SEC on March 6, 2006. This document is available on the Internet at the website of the SEC at http://www.sec.gov. A corresponding link to this website is placed on the website of Bayer AG (http://www.bayer.de).

The Bidder expressly points out that it will update this Offer Document only to the extent that it is obliged to do so under applicable law. The Bidder and Bayer AG do not plan to publicly update or correct any forward-looking statements after the publication of this Offer Document, whether as a result of any new information, future events or otherwise, unless required to do so by applicable law. The Bidder and Bayer AG have not authorized third parties to make statements regarding this Offer or this Offer Document. If third parties make any such statements, such statements may not be attributed to the Bidder or Bayer AG.

1.6  References and Definitions

(i)
All references to "EUR" in this Offer Document are to the Euro and all references to "dollars" or "USD" are to U.S. dollars. The USD/EUR "Bid"-rate as published by WM/Reuters on April 7, 2006 was USD 1.2112 = EUR 1.00.

(ii)
Specifications of time in this Offer Document are made in Frankfurt am Main (Federal Republic of Germany) local time ("Frankfurt Local Time") and New York (U.S.A.) local time ("New York Local Time"), unless otherwise specified. At the time of the publication of this Offer Document, Frankfurt Local Time was six hours ahead of New York Local Time.

(iii)
In this Offer Document, unless expressly stated otherwise, all references to a "Stock Exchange Trading Day" refer to a day on which both the Frankfurt Stock Exchange and the New York Stock Exchange (the "NYSE") are open for trading. All references to a "Banking Day" refer to a day on which the banks in Frankfurt am Main, Federal Republic of Germany, are open for business. All references in this Offer Document to a "Working Day" refer to a German working day, unless expressly stated otherwise. Every day is a German working day for the purpose of this Offer Document, except for Sundays and German Federal public holidays. All references to a "U.S. Working Day" refer to every day except for Saturdays, Sundays and U.S. Federal public holidays.

(iv)
A list of the definitions used in this Offer Document is attached to this Offer Document as an Annex.

1.7  Purchases Outside of the Offer

THE BIDDER AND BAYER AG WERE GRANTED EXEMPTIVE RELIEF FROM THE PROVISIONS OF RULE 14E-5 PROMULGATED UNDER THE EXCHANGE ACT BY THE SEC TO ALLOW THEM (OR FINANCIAL INSTITUTIONS FOR THEIR ACCOUNT) TO ACQUIRE SCHERING SHARES OUTSIDE OF THE OFFER. THEREFORE, THE BIDDER AND BAYER AG (OR FINANCIAL INSTITUTIONS FOR THEIR ACCOUNT) MAY MAKE OPEN MARKET PURCHASES OF SCHERING SHARES IN ACCORDANCE WITH SUCH EXEMPTIVE RELIEF AND MAY MAKE ADDITIONAL PURCHASES EITHER IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, OR OTHERWISE.

2.     SUMMARY OF THE OFFER

The following summary contains selected information from this Offer Document regarding the takeover offer for all Schering Securities. However, such information serves only to provide Schering Securityholders with an initial overview of the terms and conditions of this Offer. The summary should therefore be read in conjunction with the more detailed information contained elsewhere in this Offer Document. Reading the summary is not a substitute for reading the Offer Document in its entirety.

Bidder:	Dritte BV GmbH, Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Federal Republic of Germany. The Bidder is a wholly owned subsidiary of Bayer AG, 51368 Leverkusen, Federal Republic of Germany.
Target Company:	Schering Aktiengesellschaft, Müllerstraße 178, 13353 Berlin, Federal Republic of Germany.
Subject of the Offer:	Acquisition of all bearer shares with no par value of Schering AG including all bearer shares with no par value of Schering AG represented by American Depositary Shares (ADSs).
Consideration:	EUR 86.00 per Schering Share in cash.

The consideration for Schering Shares held by residents of the U.S.A. and tendered for sale through the U.S. Settlement Agent, and for Schering Shares represented by Schering ADSs will be paid in USD. The Offer Price will be converted into USD at the USD/EUR "Bid"-rate published by WM/Reuters on the day on which the custodian institution of the U.S. Settlement Agent receives the consideration of the Offer in Euros at 16:00 hours London, England, local time. Therefore, at the time of acceptance of the Offer it is not possible to state the exact USD equivalent of the Offer Price. Alternatively, the Offer Price for the U.S. Securities tendered through the U.S. Settlement Agent can be paid in Euros at the request of such U.S. Securityholders.
Execution of the Offer in Germany and the U.S.A.:
This Offer is executed in accordance with German law, in particular the WpÜG, and the U.S. securities laws. In order to reconcile certain areas where German law and U.S. law conflict, the Bidder applied for certain no-action or exemptive relief from the Staff of the SEC (see also Section 17 of this Offer Document). Except as provided by such relief, the Bidder intends to comply with Section 14(d) and Section 14(e) of the Exchange Act, as well as all the rules and regulations promulgated thereunder.
Conditions to the Offer:	The Offer and the contracts arising from the acceptance of the Offer are subject to the conditions precedent set forth in Section 6 of this Offer Document; in particular
–
the achievement of the Minimum Acceptance Threshold of 75% of 191,000,875 Schering Shares (aggregate shares issued and outstanding in the amount of 194 million less 3,554,500 treasury shares plus any shares to be possibly issued due to options in the amount of 555,375), equaling 143,250,656 Schering Shares;
	–	the clearance of the Concentration by the competent antitrust authorities in the U.S.A. and by the European Commission;
	–	that no Material Adverse Change has occurred with respect to the Schering Group and the condition of the capital markets; and

	–	that neither Schering AG nor its subsidiaries undertake certain actions that will lead to significant structural and economic changes of the Schering Group.

Except for the antitrust condition, which must be satisfied on or before October 31, 2006, the aforementioned conditions must be satisfied on or before expiration of the Acceptance Period. The Offer Conditions are set forth in detail in Section 6 of this Offer Document. The Bidder will announce the satisfaction of the last condition precedent in accordance with Section 6.4. It is possible that the antitrust condition pursuant to Section 6.1.2 will not yet have been satisfied at the end of the Acceptance Period and the end of the Additional Acceptance Period. In such case, the consummation of the Offer and therefore the payment of the Offer Price will be delayed until the satisfaction of this last Offer Condition. It is expected that the antitrust clearances by the U.S. antitrust authorities and by the European Commission will be obtained prior to the expiration of the Acceptance Period.
Acceptance Period:	Start: April 13, 2006
End (unless extended):
May 31, 2006, 24:00 hours Frankfurt Local Time / May 31, 2006, 6:00 p.m. New York Local Time, respectively.
Additional Acceptance Period:
The Additional Acceptance Period is expected to commence on June 9, 2006 and to expire on June 22, 2006, 24:00 hours Frankfurt Local Time / June 22, 2006, 6:00 p.m. New York Local Time, respectively. However, the Offer may only be accepted during the Additional Acceptance Period if the Minimum Acceptance Threshold pursuant to Section 6.1.1 is achieved at the end of the Acceptance Period.
Schering Securityholders should therefore not rely on being able to accept the Offer during the Additional Acceptance Period.
ISIN / WKN / CUSIP:	Schering Shares:
ISIN DE0007172009 / WKN 717200
Schering Shares Tendered for Sale:
ISIN DE000A0H5Z83 / WKN A0H5Z8
Schering Shares Subsequently Tendered for Sale:
ISIN DE000A0H5Z91 / WKN A0H5Z9
Schering ADSs:
ISIN US8065852043 / CUSIP 806585204
Acceptance of the Offer for Schering Shares held by Schering Shareholders resident outside the U.S.A.:
Acceptances of the Offer must be declared by the end of the Acceptance Period. Acceptances of the Offer with respect to the Schering Shares not held by Schering Shareholders resident in the U.S.A. must be declared in writing to the Custodian Institution of the respective Schering Shareholder. A Declaration of Acceptance will become effective only upon the timely re-booking of the Schering Shares of an accepting Schering Shareholder at Clearstream Banking AG into ISIN DE000A0H5Z83 / WKN A0H5Z8. The Schering Shares Tendered for Sale and Schering Shares Subsequently

Tendered for Sale, for which a Declaration of Acceptance has become effective, will remain in the securities account of the accepting Schering Shareholder until consummation of the Offer.
Acceptance of the Offer for Schering Shares held by Schering Shareholders resident in the U.S.A.:
A Schering Shareholder resident in the U.S.A., who wishes to tender his Schering Shares through the U.S. Settlement Agent, must (i) complete and sign the U.S. Declaration of Acceptance form and send it to the U.S. Settlement Agent at the address set forth below, and (ii) instruct its custodian institution to tender the Schering Shares for the Offer for sale by delivering such Schering Shares to the U.S. Settlement Agent's account with its custodian institution in Germany, in each case prior to the expiration of the Acceptance Period. Schering Shareholders resident in the U.S.A. may also tender their Schering Shares for sale in accordance with the procedure set forth in Section 5.1.
Acceptance of the Offer for Schering Shares represented by Schering ADSs:	Acceptances of this Offer for Schering Shares represented by Schering ADSs must be declared to the U.S. Settlement Agent using one of the procedures described in Section 5.2.
Costs:
Acceptances of the Offer through a custodian institution with a seat in the Federal Republic of Germany (including a German branch of a foreign custodian institution) are free of charge for the Schering Shareholders with respect to Schering Shares, except for the costs of transmission of the Declaration of Acceptance to the Custodian Institution. Fees charged by non-German custodian institutions and other fees and expenses are to be borne by the accepting Schering Shareholder. U.S. Securityholders, who own their U.S. Securities through a custodian institution, broker, dealer, commercial bank or other agent, and whose custodian institution, broker, dealer, commercial bank or other agent accepts the Bidder's Offer on the U.S. Securityholder's behalf, may be charged a fee by such custodian institution, broker, dealer, commercial bank or other agent for doing so. U.S. Securityholders, who accept the Bidder's offer to acquire their U.S. Securities directly, will not have to pay brokerage fees. The fee to be paid to the Schering Depositary for the cancellation of the Schering ADRs will be borne by the Bidder. Any non-German stock exchange tax, sales tax or stamp tax which may be incurred as a result of acceptance of the offer shall be borne by respective the Schering Securityholder.
Trading with Schering Shares Tendered for Sale and Schering Shares Subsequently Tendered for Sale:
The Bidder expects that Schering Shares Tendered for Sale will be able to be traded on the Official Market (Prime Standard) of the Frankfurt Stock Exchange under ISIN DE000A0H5Z83 / WKN A0H5Z8 during the Acceptance Period. No trading of Schering Shares Subsequently Tendered for Sale during the Additional Acceptance Period is planned. However, if not all the Offer Conditions have been satisfied by the end of the Additional Acceptance Period, the Schering Shares Subsequently Tendered for Sale will be included in the listing of the Schering Shares Tendered for Sale under ISIN DE000A0H5Z83 / WKN A0H5Z8, no later than five Stock Exchange Trading Days after the expiration of the Additional Acceptance Period. Schering ADSs and Schering Shares tendered through the U.S. Settlement Agent will not be traded.

Publications:	This Offer Document, which was approved by BaFin on April 12, 2006, is published on the Internet at http://www.bayer.de.

In addition, this Offer Document is available free of charge from Credit Suisse Securities (Europe) Limited, MesseTurm, 60308 Frankfurt am Main, Federal Republic of Germany (Fax: +49 69 7538 2426), and from Innisfree, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A. The announcement regarding the availability of this Offer Document for distribution free of charge will be published on April 13, 2006 in the Börsen-Zeitung as well as in The Wall Street Journal (U.S. Edition).

To the extent legally required, all publications and announcements required under the WpÜG will be made on the Internet at http://www.bayer.de. In addition, to the extent legally required, all publications and announcements will be published in the Börsen-Zeitung or on days when the Börsen-Zeitung does not appear in the Frankfurter Allgemeine Zeitung and in the U.S.A. as part of a press release through the Dow Jones press service and/or the PR Newswire.

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3.     THE OFFER

3.1  Subject of the Offer

Subject to the terms and conditions set forth in this Offer Document, the Bidder hereby offers to acquire all the Schering Shares (ISIN DE0007172009 / WKN 717200), including those Schering Shares represented by Schering ADSs (ISIN US8065852043 / CUSIP 806585204), of all Schering Securityholders. The Offer seeks to acquire control over Schering AG, and is therefore a voluntary public takeover offer within the meaning of the WpÜG.

3.2  Offer Price

The Bidder hereby offers to pay

EUR 86.00

in cash (the "Offer Price") for each Schering Share (including Schering Shares represented by Schering ADSs).

For Schering Shares held by residents of the U.S.A. and submitted for sale through the U.S. Settlement Agent and for Schering Shares represented by Schering ADSs, consideration will be paid in USD. The Offer Price will be converted into USD at the USD/EUR "Bid"- rate published by WM/Reuters at 16:00 hours London, England local time on the day on which the custodian institution of the U.S. Settlement Agent receives the consideration of the Offer in Euros. Therefore, at the time of acceptance of the Offer it is not possible to state the exact USD equivalent of the Offer Price. Alternatively, the Offer Price for the U.S. Securities can be paid in Euros at the election of the respective U.S. Securityholders.

3.3  Explanation of the Adequacy of the Offer Price

In the event of a public takeover offer, the consideration offered to the Schering Securityholders for their Schering Securities must be adequate in accordance with Section 31(1) and (7) of the WpÜG in conjunction with Sections 4 and 5 of the WpÜG-AngebotsVO. The consideration may not fall short of a certain minimum value, to be determined in accordance with such provisions. As explained below under section 3.3.1, the Offer Price of EUR 86.00 per Schering Share offered to the Schering Securityholders exceeds such minimum value.

3.3.1    Minimum Value

The minimum value per Schering Share to be offered to the Schering Securityholders must at least equal the higher of the following two thresholds:

(i)
the weighted average national (i.e., German) stock exchange price of the Schering Shares during the last three months prior to the publication of the Bidder's decision to make this Offer on March 23, 2006 pursuant to Section 10 of the WpÜG (the "Three-Month-Average-Stock Exchange-Price"), and

(ii)
the highest value which the Bidder, a person acting in concert with the Bidder within the meaning of Section 2(5) of the WpÜG or their subsidiaries, have paid or agreed to pay for the acquisition of Schering Shares during the last three months prior to the publication of the Offer Document on April 13, 2006 pursuant to Section 14(2) sentence 1 of the WpÜG (the "Three-Month-Maximum-Price").

Neither the Bidder nor a person acting in concert with the Bidder within the meaning of Section 2(5) of the WpÜG nor their subsidiaries have, during the last three months prior to the publication of this Offer Document, acquired Schering Shares or Schering ADSs or agreed to acquire Schering Shares or Schering ADSs (see Section 8.5).

The Three-Month-Average-Stock Exchange-Price as determined by BaFin and published on its database for minimum prices pursuant to the WpÜG at http://www.bafin.de on the applicable date, March 22, 2006, was EUR 69.45. The Offer Price therefore exceeds the minimum price by EUR 16.55. This corresponds to a premium of 23.83%.

3.3.2    Historic Trading Prices of the Schering Shares and the Schering ADSs

The stock exchange price is a common basis on which to determine adequate consideration for the Schering Securities. The shares of Schering AG are traded on the Frankfurt Stock Exchange by means of floor trading as well as on the electronic XETRA® trading system, and the Schering ADSs representing Schering Shares are traded on the NYSE. There is effective stock market trading for the Schering Securities with adequate free float and adequate trading activity. The Schering Shares have also drawn regular comments from a large number of research analysts. The Schering Shares are represented in the DAX (Deutscher Aktienindex), Germany's most important stock market index, and thereby benefit from additional investor attention.

The following table shows the highest and the lowest closing prices of the Schering Shares and Schering ADSs for the indicated time periods.

	Price of a Schering Share in EUR*		Price of a Schering ADS in USD**
	High	Low	High	Low
2004
1st Quarter	45.73	37.39	57.88	45.95
2nd Quarter	48.43	38.93	59.21	46.05
3rd Quarter	50.85	44.47	62.75	54.30
4th Quarter	55.29	48.74	75.20	60.15
2005
1st Quarter	58.56	49.85	77.75	64.54
2nd Quarter	53.60	49.64	68.90	61.56
3rd Quarter	53.29	50.01	66.10	60.52
4th Quarter	56.60	50.05	66.91	59.86
2006
1st Quarter	86.30	54.96	107.20	67.08

(Source: Bloomberg L.P.)

*
Based on the Frankfurt Stock Exchange XETRA® closing prices.

**
Based on the NYSE closing prices.

The development of the trading price of Schering Shares prior to the announcement of the Bidder's intention to make an offer was significantly influenced by rumors first circulating on March 9, 2006 (source: Reuters) regarding an upcoming takeover and by the announcement of Merck KGaA's decision on March 13, 2006 to make a voluntary tender offer for Schering AG through a subsidiary at a price of EUR 77.00 per share.

During the 12 months prior to the emergence of first takeover speculations on March 9, 2006, the unweighted average share price (based on the closing prices in XETRA® trading on the Frankfurt Stock Exchange (source: Bloomberg L.P.)) of the Schering Shares was EUR 53.31. The closing price of the Schering Share on March 8, 2006, the last Stock Exchange Trading Day before the emergence of initial takeover speculations, was EUR 62.04 (floor trading) or EUR 62.12 (XETRA® trading), while the Schering Shares closed at EUR 66.86 in XETRA® trading on March 10, 2006, the last Stock Exchange Trading Day preceding the announcement of Merck KGaA's intention to make an offer. The closing trading price of the Schering Shares on March 22, 2006, the day prior to the announcement of the Bidder's intention to make an offer, was EUR 83.00.

From the Offer Price of EUR 86.00 result the following premiums on the historic trading prices mentioned above:

•
61.32% on the unweighted average closing price (based on the closing prices in XETRA® trading on the Frankfurt Stock Exchange (source: Bloomberg L.P.)) of the Schering Shares during the 12 months prior to the emergence of first rumors regarding a takeover (EUR 53.31);

•
38.62% and 38.44%, respectively, on the floor trading (EUR 62.04) and XETRA® trading (EUR 62.12) closing prices on March 8, 2006, the last Stock Exchange Trading Day before the emergence of initial takeover speculations;

•
28.63% on the closing price on the last Stock Exchange Trading Day prior to the announcement of Merck KGaA's intention to make an offer (EUR 66.86);

•
11.69% on the original offer price announced by Merck KGaA (EUR 77.00); and

•
3.61% on the closing price on the day prior to the announcement of the Bidder's offer intention (EUR 83.00).

The Offer Price thus includes an attractive premium to relevant historic trading prices.

3.3.3    Economic Adequacy

The Offer Price of EUR 86.00, moreover, reflects the strategic goals of the Bidder and Bayer AG listed in Section 10.1 as well as the statements made by the management board of Schering AG to Bayer AG. In particular, the Offer Price reflects the added value pursued from the planned combination of the two companies (synergies) and thereby ensures that the Schering Securityholders will participate in this value potential by accepting this Offer.

Moreover, talks at the management board level took place about the amount of the Offer Price. The result of these talks was that from the perspective of both companies' boards, the Offer Price of EUR 86.00 per share is adequate. Reference is made to Section 10.1 for details concerning these talks.

In light of this, the Bidder considers the Offer Price for Schering Securityholders to be very attractive.

4.     ACCEPTANCE PERIOD

4.1  Duration of the Acceptance Period

The period for acceptance of this Offer commences upon publication of this Offer Document on April 13, 2006 and ends on

May 31, 2006, 24:00 hours (Frankfurt Local Time)

or May 31, 2006, 6:00 p.m. (New York Local Time), respectively.

The period for acceptance of this Offer, including all possible extensions of such period as described under Section 4.2 (but excluding the Additional Acceptance Period described under Section 4.3), is referred to in this Offer Document as the "Acceptance Period."

4.2  Extension of the Acceptance Period

In the event of an amendment of this Offer pursuant to Section 21(1) of the WpÜG, the Acceptance Period will automatically be extended by two weeks (Section 21(5) of the WpÜG), provided that the amendment has been published within the last two weeks before expiration of the Acceptance Period. The Acceptance Period would then end on June 14, 2006, 24:00 hours Frankfurt Local Time or 6:00 p.m. New York Local Time, respectively.

The Bidder requested relief from the requirements of Rule 14e-1(b) under the Exchange Act from the staff of the SEC in order to permit the extension of the Acceptance Period in compliance with German law by two weeks and not by ten U.S. Working Days in case of an amendment to this Offer (for further details see also Section 17).

If, during the Acceptance Period, a third party was to make an offer for the acquisition of the Schering Securities and the Acceptance Period of this Offer expires before the expiration of the acceptance period of the competing offer, then the expiration of the Acceptance Period for this Offer will automatically be extended such that it expires at the same time as the acceptance period for the competing offer by the third party. This shall apply irrespective of whether the competing offer is amended, prohibited or in breach of applicable law (Section 22(2) sentence 2 of the WpÜG).

If, after the publication of this Offer Document, a Schering AG shareholders' meeting is convened in connection with this Offer, the Acceptance Period will be extended to ten weeks from the publication of this Offer Document, notwithstanding the provisions of Sections 21(5) and 22(2) of the WpÜG (Section 16(3) of the WpÜG).

In the event of any such extension, publication of such extension will be made by the Bidder as described in Section 18 "Publications."

4.3  Additional Acceptance Period Pursuant to Section 16(2) of the WpÜG

Schering Securityholders who have not accepted the Offer by the end of the Acceptance Period may still accept the Offer within two weeks after the publication of the results of the Offer by the Bidder pursuant to Section 23(1), sentence 1, no. 2 of the WpÜG (the "Additional Acceptance Period"). However, pursuant to Section 16(2) sentence 2 of the WpÜG, this does not apply if the Minimum Acceptance Threshold pursuant to Section 6.1.1 was not achieved at the end of the Acceptance Period. The Offer may therefore only be accepted during the Additional Acceptance Period if the Minimum Acceptance Threshold was achieved at the end of the Acceptance Period.

Schering Securityholders should therefore not rely on being able to accept the Offer during the Additional Acceptance Period.

The Offer can no longer be accepted following expiration of the Additional Acceptance Period.

It is expected that the publication of the preliminary results of this Offer will be made no later than five Banking Days after the expiration of the Acceptance Period, currently expected to be on June 8, 2006. Therefore, it is expected that the Additional Acceptance Period will commence on June 9, 2006 and end on June 22, 2006, 24:00 hours Frankfurt Local Time / 6:00 p.m. New York Local Time, respectively.

5.     ACCEPTANCE AND SETTLEMENT OF THE OFFER FOR SCHERING SECURITIES

Schering American Depositary Shares (ADSs) representing shares of Schering AG are listed on the NYSE. The Schering ADRs evidence the Schering ADSs. One Schering ADS represents one Schering Share. This Offer is made to Schering Shareholders as well as Schering ADS Holders (with regard to their Schering Shares represented by Schering ADSs). There are different procedures for the acceptance and settlement of the Offer with respect to Schering Securityholders who are Schering Shareholders and Schering Securityholders who are Schering ADS Holders. The acceptance of the Offer by Schering Shareholders resident outside the U.S.A. is governed solely by the terms and conditions set forth under Section 5.1. The acceptance of the Offer by Schering Shareholders resident in the U.S.A. may be made according to the terms and conditions set forth under Sections 5.1 or 5.2. The acceptance and settlement of the Offer by the Schering Shareholders resident in the U.S.A. wishing to tender their shares through the U.S. Settlement Agent and by the Schering ADS Holders is governed solely by the terms and conditions set forth under Section 5.2.

5.1  Acceptance and Settlement of the Offer for Schering Shares

The following terms and conditions apply exclusively to Schering Shareholders who intend to accept the Offer for Schering Shares.

5.1.1    Settlement Agent

The Bidder has retained Credit Suisse Securities (Europe) Limited as settlement agent in charge of the technical settlement of this Offer for Schering Shares (the "Settlement Agent").

5.1.2    Declaration of Acceptance and Share Book Transfer

Schering Shareholders not resident in the U.S.A. can accept the Offer only by declaring their acceptance of the Offer in writing (the "Declaration of Acceptance") before the expiration of the Acceptance Period to their custodian bank or another securities services company managing their securities deposit account with a registered office or branch in Germany (the "Custodian Institution"). Schering Shareholders resident in the U.S.A. may declare their acceptance before the expiration of the Acceptance Period to their respective Custodian Institution or to the U.S. Settlement Agent (in accordance with the procedure set forth in Section 5.2). The Declaration of Acceptance shall become effective only if the book transfer of the respective Schering Shares for which acceptance was declared to ISIN DE000A0H5Z83 / WKN A0H5Z8 has been effectuated at Clearstream Banking AG. Schering Shares identified in the Declaration of Acceptance, for which a book transfer to ISIN DE000A0H5Z83 / WKN A0H5Z8 has been effectuated, are referred to in this Offer Document also as "Schering Shares Tendered for Sale." The Custodian Institution will effectuate the book transfer after receipt of the Declaration of Acceptance. Only those Schering Shares for which a book transfer to ISIN

DE000A0H5Z83 / WKN A0H5Z8 has been effectuated shall be deemed to be Schering Shares Tendered for Sale.

If the Declaration of Acceptance is received by the Custodian Institution by the end of the Acceptance Period (relevant is the time of receipt of the Declaration of Acceptance by the Custodian Institution), the book transfer of the Schering Shares tendered for sale to ISIN DE000A0H5Z83 / WKN A0H5Z8 shall be deemed to have been timely effectuated if the book transfer has been effectuated by no later than 17:30 hours Frankfurt Local Time or 11:30 a.m. New York Local Time, respectively, on the third Banking Day after the expiration of the Acceptance Period.

The deadlines for receipt of the Declaration of Acceptance and for the book transfer will be extended, respectively, if the Acceptance Period is extended pursuant to Section 4.2.

The Schering Shareholders will be provided with Declaration of Acceptance forms by their Custodian Institutions. Such form can also be downloaded from the Internet at http://www.bayer.de. The acceptance of the Offer may also be effectuated in a different written form in accordance with Section 5.1 of this Offer Document.

The Bidder reserves the right to accept Declarations of Acceptance containing defects or errors. Neither the Bidder nor persons acting on its behalf, have the obligation to point out defects or errors of the Declaration of Acceptance, nor are they subject to liability in the case of failure to give such notice.

5.1.3    Additional Declarations of Schering Shareholders upon Acceptance of the Offer

By making an effective Declaration of Acceptance, the declaring Schering Shareholder accepts the Offer to enter into a purchase agreement for the number of Schering Shares specified in the Declaration of Acceptance on the terms and conditions set forth in this Offer Document and

(i)
instructs its Custodian Institution to leave all Schering Shares specified in the Declaration of Acceptance in its securities account for the time being, but to effectuate their book transfer to ISIN DE000A0H5Z83 / WKN A0H5Z8 at Clearstream Banking AG;

(ii)
instructs its Custodian Institution to instruct and authorize Clearstream Banking AG on its behalf to take off its books those Schering Shares under ISIN DE000A0H5Z83 / WKN A0H5Z8 which are left in its securities account, immediately after expiration of the Acceptance Period and the fulfillment or waiver of the Offer Conditions, and to make these Schering Shares available to the Settlement Agent in the latter's securities account at Clearstream Banking AG for transfer of ownership to the Bidder;

(iii)
instructs and authorizes its Custodian Institution and the Settlement Agent, with release from the restrictions on self-dealing pursuant to Section 181 of the German Civil Code (BGB), to perform all acts necessary and expedient to settle the Offer, to submit and accept all declarations, and, in particular, to transfer ownership of the Schering Shares Tendered for Sale to the Bidder;

(iv)
instructs and authorizes its Custodian Institution to instruct and authorize Clearstream Banking AG on its behalf to provide any necessary information needed for the declarations and publications required by the WpÜG, directly or via its Custodian Institution, and, in particular to transmit the number of Schering Shares under ISIN DE000A0H5Z83 / WKN A0H5Z8 for which book-entry transfers have been made in the Custodian Institution's securities account with Clearstream Banking AG to the Bidder and the Settlement Agent;

(v)
transfers ownership of the Schering Shares Tendered for Sale, including all ancillary rights (including any entitlements to dividends), to the Bidder, subject to the expiration of the Acceptance Period and the fulfillment of the Offer Conditions or – if permissible – the waiver of these Offer Conditions, concurrently with payment of the Offer Price; and

(vi)
declares that, at the time of transfer of ownership, it is the sole owner of its Schering Shares Tendered for Sale and that such shares are free of any third-party rights and claims and not subject to any restraints on disposal.

The instructions, orders and authorizations contained in the above paragraphs shall be irrevocably issued. They shall expire only in the event of an effective withdrawal from the contract for purchase and transfer of the Schering Shares Tendered for Sale described below or if non-fulfillment of the conditions precedent is announced in accordance with Section 6.4.

5.1.4    Legal Consequences of the Acceptance

Upon acceptance of the Offer for Schering Shares by a Schering Shareholder, a contract for the purchase and transfer of ownership of the Schering Shares Tendered for Sale shall come into existence between the respective Schering Shareholder and the Bidder on the terms and conditions set forth in this Offer Document. This contract shall be governed by and construed exclusively in accordance with German law. In addition, a Schering Shareholder who accepts this Offer irrevocably issues the instructions, orders and authorizations contained in Section 5.1.3 of this Offer Document.

5.1.5    Settlement of the Offer

Subject to the terms and conditions of this Offer, payment of the Offer Price owed by the Bidder to the respective Schering Shareholders shall be made to the accounts of the Custodian Institutions of the accepting Schering Shareholders at Clearstream Banking AG against concurrent transfer of the Schering Shares Tendered for Sale to the securities account of the Settlement Agent at Clearstream Banking AG for the purpose of transferring ownership in the Schering Shares Tendered for Sale to the Bidder.

With respect to the above, if the Offer Conditions have been fulfilled by the end of the Acceptance Period or – if permissible – waived, the Settlement Agent will authorize the transfer of the Offer Price respectively owed to the account of the appropriate Custodian Institution at Clearstream Banking AG no earlier than the fourth, but no later than the eighth, Banking Day after expiration of the Acceptance Period. In the event the Offer Conditions are not fulfilled until after expiration of the Acceptance Period, payment of the Offer Price to the respective Custodian Institution will be made no earlier than the fourth, but no later than the eighth, Banking Day after the day on which the Bidder announces the satisfaction of the last Offer Condition according to Section 6.4 (the "Condition Record Date").

The Bidder requested relief from the requirements of Rule 14e-1(c) under the Exchange Act in order to enable the Bidder to pay the Offer Price as described above (see also Section 17 of this Offer Document).

With the credit entry of the Offer Price respectively owed in the Custodian Institution's account at Clearstream Banking AG, the Bidder shall have fulfilled its obligation to pay the Offer Price to the respective Schering Shareholder. It is incumbent on the respective Custodian Institution to credit the Offer Price respectively owed to the account of the accepting Schering Shareholder.

5.1.6    Settlement of the Offer in Case of Acceptance During the Additional Acceptance Period

The terms of this Offer Document, in particular, the terms of Section 5.1, shall similarly apply to acceptances within the Additional Acceptance Period, subject to the following:

(i)
Schering Shares for which the Offer is accepted pursuant to the terms and conditions of this Offer Document during the Additional Acceptance Period ("Schering Shares Subsequently Tendered for Sale") shall be booked to ISIN DE000A0H5Z91 / WKN A0H5Z9; and

(ii)
the book transfer of Schering Shares at Clearstream Banking AG shall be deemed effectuated in a timely manner (and the Declaration of Acceptance shall be deemed to have become effective in a timely manner) only if it is effectuated prior to 17:30 hours Frankfurt Local Time or 11:30 a.m. New York Local Time, respectively, on the third Banking Day following the expiration of the Additional Acceptance Period.

With respect to Schering Shares Subsequently Tendered for Sale, payment of the Offer Price to the respective Custodian Institution shall be made no earlier than the fourth, but no later than the eighth, Banking Day after expiration of the Additional Acceptance Period, if the Offer Conditions have been fulfilled before or by the end of the Additional Acceptance Period.

If the Offer Conditions are not satisfied by the time of expiration of the Additional Acceptance Period, the Schering Shares Subsequently Tendered for Sale will be booked to ISIN DE000A0H5Z83 / WKN A0H5Z8 (for trading see Section 5.1.8) no later than five Banking Days after the expiration of the Additional Acceptance Period. In this case, payment of the Offer Price to the respective Custodian Institution will be made no earlier than the fourth, but no later than the eighth, Banking Day after the Condition Record Date.

The Bidder requested relief from the requirements of Rule 14d-11 under the Exchange Act to enable the Bidder to be able to pay the Offer Price as described above (see also Section 17 of this Offer Document).

5.1.7    Costs and Fees

The acceptance of the Offer through a Custodian Institution (including a German branch of a foreign custodian institution) will be free of costs and fees for Schering Shareholders except for costs incurred for the transmittal of the Declaration of Acceptance to the respective Custodian Institution. Fees of foreign custodian institutions and other fees and expenses will be borne by the Schering Shareholder who accepts the Offer. Any non-German stock exchange fee, sales tax or stamp tax and any fees of custodian institutions outside Germany resulting from acceptance of the Offer will have to be paid by such Schering Shareholder.

5.1.8    Trading in Schering Shares Tendered for Sale

The Bidder expects that, during the Acceptance Period, the Schering Shares Tendered for Sale (ISIN DE000A0H5Z83 / WKN A0H5Z8) may be traded on the official market of the Frankfurt Stock Exchange (Prime Standard), from the beginning of the Acceptance Period onwards. Trading in the Schering Shares Tendered for Sale will be discontinued upon the expiration of the Acceptance Period. If not all Offer Conditions are fulfilled by the end of the Acceptance Period, stock exchange trading will be discontinued on the third Stock Exchange Trading Day after the Condition Record Date. If it is established that an Offer Condition is not met, stock exchange trading will be discontinued at the end of the day on which the corresponding announcement according to Section 6.4 is made.

Trading in the Schering Shares Subsequently Tendered for Sale is not planned during the Additional Acceptance Period. The Schering Shares Subsequently Tendered for Sale will, however, be incorporated into the listing of the Schering Shares Tendered for Sale under ISIN DE000A0H5Z83 / WKN A0H5Z8 no later than five Stock Exchange Trading Days after the expiration of the Additional Acceptance Period if not all the Offer Conditions are fulfilled by the end of the Additional Acceptance Period.

Trading volume in the Schering Shares Tendered for Sale can be low, which in turn can lead to significant price fluctuations for all Schering Shares Tendered for Sale. This applies also to Schering Shares Subsequently Tendered for Sale following their incorporation into the listing of Schering Shares Tendered for Sale.

Persons who acquire Schering Shares Tendered for Sale or Schering Shares Subsequently Tendered for Sale will assume, with respect to such Schering Shares Tendered for Sale or Schering Shares Subsequently Tendered for Sale, all of the seller's rights and obligations that arise from the contract entered into by accepting this Offer.

5.1.9    Rescission of the Transaction upon Non-Fulfillment of the Offer Conditions

This Offer will not be implemented, and the Bidder will not be required to acquire Schering Shares Tendered for Sale and Schering Shares Subsequently Tendered for Sale or to pay the Offer Price, if all the Offer Conditions listed in Section 6.1 of this Offer Document have not been satisfied within the periods set forth therein or, if permissible, fulfillment of the Offer Conditions has not been waived by the Bidder during the Acceptance Period. In such case, the Schering Shares Tendered for Sale and the Schering Shares Subsequently Tendered for Sale will be re-booked to ISIN DE0007172009 / WKN 717200 without undue delay. Precautions will be taken to ensure that such re-booking occurs within five Banking Days after it has been published in accordance with Section 6.4 that not all of the Offer Conditions have been satisfied and that they have not been waived. After such re-booking, the Schering Shares can again be traded under their original ISIN DE0007172009 / WKN 717200. The rescission of the transaction is free of charge for the Schering Shareholders. Any resulting non-German stock exchange fees, sales tax or stamp tax and any fees of custodian institutions outside Germany will have to be paid by such Schering Shareholder.

5.1.10    Right of Withdrawal

Subject to the conditions set forth in Section 14 of the Offer Document, Schering Shareholders who have accepted the Offer may withdraw from their acceptance of the Offer. Regarding the exercise and the legal consequences of the right of withdrawal, reference is made to Section 14.

5.2  Acceptance by Schering Shareholders Resident in the U.S.A. and Schering ADS Holders and Settlement of the Offer

The following terms and conditions only apply to Schering Shareholders resident in the U.S.A. and Schering ADS Holders (collectively, "U.S. Securityholders") who intend to accept the Offer for Schering Shares, including Schering Shares represented by Schering ADSs (collectively, the "U.S. Securities").

5.2.1    General and U.S. Settlement Agent

The acceptance of this Offer by Schering Shareholders resident in the U.S.A. may be made through The Bank of New York ("U.S. Settlement Agent") as settlement agent. Schering Shareholders resident in the U.S.A. may also tender their Schering Shares in accordance with the procedures set forth in Section 5.1. The acceptance of this Offer by Schering ADS Holders must be made through the U.S. Settlement Agent. The address of the U.S. Settlement Agent is as follows:

By mail:	By overnight courier:	In person:
The Bank of New York Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248 USA	The Bank of New York Tender & Exchange Department 101 Barclay Street – 11W New York, NY 10286 USA	The Bank of New York Tender & Exchange Department 101 Barclay Street – 11W Receive & Deliver Window – Street Level New York, NY 10286 USA

Schering Shareholders resident in the U.S.A. shall receive a U.S. Declaration of Acceptance form, which may be signed and returned to the U.S. Settlement Agent. The U.S. Settlement Agent, upon receipt of the Schering Shares by its custodian institution in Germany, will initiate the book transfer of such Schering Shares to ISIN DE000A0H5Z83 / WKN A0H5Z8 at Clearstream Banking AG (see Section 5.2.3 below).

The acceptance of the Offer for Schering Shares represented by Schering ADSs shall be effectuated in a multistage process. First, the Schering ADS Holder shall submit an ADS Letter of Transmittal in the appropriate form to the U.S. Settlement Agent (see below Section 5.2.2). Second, the U.S. Settlement Agent, on behalf of the Schering ADS Holder, shall deliver the Schering ADSs to J.P. Morgan Chase Bank, N.A., the depositary for the Schering ADSs ("Schering Depositary") for cancellation of the Schering ADSs and delivery of the Schering Shares represented thereby to the U.S. Settlement Agent. Thereafter, the U.S. Settlement Agent shall cause the book-entry transfer of such Schering Shares to ISIN DE000A0H5Z83 / WKN A0H5Z8 at Clearstream Banking AG (see Section 5.2.3 below).

The method of submission of the U.S. Securities is at the option and risk of the accepting U.S. Securityholder. If sent by mail, properly insured registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No acknowledgement of receipt of documents will be given by, or on behalf of, the Bidder.

5.2.2    Declarations of Acceptance

U.S. Declaration of Acceptance forms with respect to Schering Shares held by residents of the U.S.A. and ADS Letters of Transmittal (as defined below) with respect to Schering Shares represented by Schering ADSs must be sent to the U.S. Settlement Agent. The procedure that may be used by Schering Shareholders is set forth below in clause (i). The procedure to be used by Schering ADS Holders, which is described in greater detail below, depends on whether the Schering ADS Holder holds its Schering ADSs in a form evidenced by Schering ADRs (see below under clause (ii)) or in book-entry form (see below under clause (iii)) or through a securities broker in so-called "street name" form (see below under clause (iv)). Subject to certain conditions, U.S. Securityholders may use a guaranteed delivery procedure (see below under clause (v)).

(i)
U.S. Declaration of Acceptance Form for Schering Shares Held by U.S. Residents

A Schering Shareholder resident in the U.S.A. who wishes to tender its Schering Shares through the U.S. Settlement Agent should (a) complete and sign the U.S. Declaration of Acceptance form and send it to the U.S. Settlement Agent at the address set forth above, and (b) instruct its custodian institution to tender the Schering Shares for the Offer by transferring such Schering Shares to the U.S. Settlement

Agent's securities account with the custodian institution of the U.S. Settlement Agent in Germany, in each case prior to the expiration of the Acceptance Period. Only Schering Shareholders who are resident in the U.S.A. are eligible to tender their Schering Shares to the U.S. Settlement Agent. The U.S. Declaration of Acceptance form will contain declarations substantially similar to those described in Section 5.1.3. Schering Shareholders whose Schering Shares are held in "street name" by a securities broker or a bank should discuss with them the appropriate procedure for the delivery of the US Declaration of Acceptance form and request that the Schering Shares be submitted for sale by them. In principle, the signatures on a U.S. Declaration of Acceptance form must be guaranteed by an institution that is a member of the Medallion Signature Guarantee Program or another "Eligible Guarantor Institution" in the meaning of Rule 17Ad-15 under the Exchange Act ("Eligible Institution"). On the other hand, a signature guarantee is not required in cases in which Schering Shares are submitted by an Eligible Institution.

Schering Shareholders resident in the U.S.A. may also tender their Schering Shares for sale in accordance with the procedures set forth in Section 5.1.

(ii)
Declaration of Acceptance for Schering ADSs Evidenced by Schering ADRs

Schering ADS Holders whose Schering ADSs are evidenced by Schering ADRs may accept the Offer for their Schering Shares represented by such Schering ADSs by ensuring that the following materials are received by the U.S. Settlement Agent at the address set forth above prior to the expiration of the Acceptance Period:

•
the Schering ADRs evidencing the Schering ADSs;

•
a properly completed and signed letter of transmittal for the Schering ADSs (the "ADS Letter of Transmittal"), or a facsimile copy with an original manual signature, with all required signature guarantees; and

•
any other documents required by the ADS Letter of Transmittal.

If a Schering ADR is registered in the name of a person other than the signatory of the ADS Letter of Transmittal, the Schering ADR must be endorsed or accompanied by the appropriate stock powers. The stock powers must be signed exactly as the name or names of the registered owner or owners appear on the Schering ADR, and the signature(s) on the certificates or stock powers must be guaranteed.

Further important information regarding the ADS Letter of Transmittal can be found below under clause (vi).

(iii)
Declaration of Acceptance for Schering ADSs Held in Book Entry Form

Schering ADS Holders whose Schering ADSs are held in book-entry form (direct registration) may accept the Offer for their Schering Shares represented by such Schering ADSs by initiating the following:

•
a book-entry transfer of the Schering ADSs to the securities account of the U.S. Settlement Agent at The Depository Trust Company (the "DTC") prior to the expiration of the Acceptance Period and a confirmation regarding the book-entry (the "Book-Entry Confirmation") received by the U.S. Settlement Agent prior to the expiration of the Acceptance Period pursuant to the procedures described below;

•
the delivery to the U.S. Settlement Agent at the address set forth above of either:

•
a properly completed and signed ADS Letter of Transmittal, or a facsimile copy with an original manual signature, with all required signature guarantees, or

•
an Agent's Message (as defined below); and

•
delivery to the U.S. Settlement Agent at the address set forth above of any other documents required by the ADS Letter of Transmittal.

Within two U.S. Working Days after the publication of this Offer Document, the U.S. Settlement Agent will establish a securities account at DTC for the Schering ADSs. Any financial institution that is a participant in the DTC's system may make book-entry transfer of Schering ADSs by causing DTC to transfer such Schering ADSs into the securities account of the U.S. Settlement Agent in accordance with DTC's procedure for the transfer.

An "Agent's Message" delivered in lieu of the ADS Letter of Transmittal is a message transmitted by DTC to the U.S. Settlement Agent as part of a Book-Entry Confirmation. The message states that DTC has received an express acknowledgment from the DTC participant tendering the Schering ADSs that such participant has received and agrees to be bound by the terms of the ADS Letter of Transmittal and that the Bidder may enforce the Letter of Transmittal against such participant.

(iv)
Declaration of Acceptance for Schering ADSs Held in "Street Name"

Schering ADSs that are held in "street name" by a securities broker or a bank can only be submitted for sale by this securities broker or this bank. Schering ADS Holders should therefore discuss with their securities broker or their bank the appropriate procedure for the delivery of the ADS Letter of Transmittal and request that the Schering ADSs be submitted for sale by them.

(v)
Declaration of Acceptance by Guaranteed Delivery

If a U.S. Securityholder wishes to accept this Offer and has its U.S. Securities not immediately available and/or if such U.S. Securityholder cannot deliver its U.S. Securities and all other required documents to the U.S. Settlement Agent prior to the expiration of the Acceptance Period, he may nevertheless accept the Offer provided that all of the following conditions listed under (a) through (c) are satisfied. The same will apply if the U.S. Securityholder cannot complete the procedure for book-entry transfer for U.S. Securities held in book-entry form (direct registration) on a timely basis:

(a)
the tender for sale must be made by or through an Eligible Institution;

(b)
a properly completed notice of guaranteed delivery, substantially in the form made available by the Bidder, must be received by the U.S. Settlement Agent prior to the expiration of the Acceptance Period; and

(c)
within three Stock Exchange Trading Days after the date of the signing of such notice of guaranteed delivery, must be delivered to the U.S. Settlement Agent, either:

•
in the case of Schering ADSs evidenced by Schering ADRs, the Schering ADRs, in proper form for transfer, together with a properly completed and signed ADS Letter of Transmittal or a manually executed facsimile copy of the same, with all required signature guarantees; or

•
in the case of Schering ADSs held in book-entry form, (i) a Book-Entry Confirmation that the Schering ADSs have been transferred to the account of the U.S. Settlement Agent at DTC as described above, together with a properly completed and signed ADS Letter of Transmittal or a manually executed facsimile copy of the same, with all required signature guarantees or (ii) an Agent's Message; or

•
in the case of Schering Shares held by residents of the U.S.A., the Schering Shares, in proper form for transfer, together with a properly completed and signed U.S. Declaration of Acceptance form or a manually executed facsimile copy of the same, with all required signature guarantees.

The notice of guaranteed delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the U.S. Settlement Agent. The notice of guaranteed delivery must in all cases include a guarantee by an Eligible Institution in the form set forth in the sample notice of guaranteed delivery provided by the Bidder. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the U.S. Settlement Agent.

(vi)
ADS Letter of Transmittal

Schering ADS Holders should note the following information with respect to form and content of the ADS Letter of Transmittal:

•
Signature Guarantees: In general, signatures on an ADS Letter of Transmittal must be guaranteed by an Eligible Institution. However, signature guarantees are not required in cases where Schering ADSs are tendered:

•
by a registered holder of Schering ADSs who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the ADS Letter of Transmittal; or

•
for the account of an Eligible Institution.

•
Partial Tenders: If fewer than all of the Schering ADSs evidenced by any Schering ADR delivered to the U.S. Settlement Agent are to be tendered, the Schering ADS Holder thereof should indicate this in the ADS Letter of Transmittal by filling in the number of Schering ADSs tendered in the box entitled "Number of ADSs." In such case, a new Schering ADR for the remainder of the Schering ADSs represented by the former Schering ADR will be sent to the person(s) signing such ADS Letter of Transmittal (or as such person properly indicates thereon) as promptly as practicable following the date the tendered Schering ADSs are purchased. All Schering ADSs delivered to the U.S. Settlement Agent will be deemed to have been tendered unless otherwise indicated. In the case of a partial tender, Schering ADSs not tendered will not be reissued to a person other than the registered shareholder.

•
Content: The ADS Letter of Transmittal authorizes and instructs the U.S. Settlement Agent, as agent and attorney-in-fact for Schering ADS Holders, who wish to tender Schering Shares represented by Schering ADSs for sale, to transfer the Schering ADSs tendered by the Schering ADS Holders to the Schering Depositary, and instruct the Schering Depositary to deliver the underlying Schering Shares to the U.S. Settlement Agent even before the Bidder accepts and pays for the tendered underlying Schering Shares. At the same time the U.S. Settlement Agent will be exempt from the restrictions on self-dealing pursuant to Section 181 of the German Civil Code (BGB). By tendering Schering ADSs representing Schering Shares and sending the ADS Letter of Transmittal, the tendering Schering ADS Holder irrevocably appoints designees of the Bidder as such holder's agents and attorneys-in-fact in the manner set forth in the ADS Letter of Transmittal. Each such agent shall be fully authorized to exercise such Schering ADS Holder's rights arising from the Schering ADSs tendered for sale, including the Schering Shares represented by such Schering ADSs, as well as those arising from any and all other shares or other securities or rights issued or issuable in respect of such Schering ADSs, including the Schering Shares represented by such Schering ADSs, on or after the date of the Offer. Each agent is authorized to issue substitute powers of attorney in the full scope of the power of attorney. All such powers of attorney will be considered to be combined with the rights arising from the Schering ADSs. Such power of attorney will be effective when, and only to the extent that the Bidder accepts the Schering Shares represented by the Schering ADSs tendered by such Schering ADS Holder for payment as provided herein.

With this power of attorney, all prior powers of attorney and consents given by such Schering ADS Holder with respect to such Schering ADSs, including the Schering Shares represented by such Schering ADSs, or other securities or rights will, without further action, be revoked and no subsequent powers of attorney may be given by such Schering ADS Holder with respect to its Schering ADSs (and, if given, they will not be deemed valid). The designees of the Bidder will thereby be empowered to exercise all voting and other rights with respect to such Schering ADSs, including the Schering Shares represented by such Schering ADSs, and other securities or rights, in their sole discretion. This shall apply, in particular, to any ordinary or extraordinary shareholders' meeting of Schering AG.

The Bidder will agree in the ADS Letter of Transmittal that if it does not accept the tendered Schering Shares represented by Schering ADSs, it will cause the Schering Shares underlying those Schering ADSs to be retransferred to the securities account and will cause the Schering ADSs representing those Schering Shares to be delivered to the U.S. Settlement Agent. The U.S. Settlement Agent will then return the Schering ADSs to the Schering ADS Holder who tendered such Schering ADSs for sale.

Schering Shareholders resident in the U.S.A. should not submit an ADS Letter of Transmittal. Such Schering Shareholders may instead submit a U.S. Declaration of Acceptance form, which will contain declarations substantially similar to those described in Section 5.1, or may use the procedure set forth in Section 5.1.

5.2.3    Conversion of Schering ADSs into Schering Shares and Effectiveness of the Acceptance of U.S. Securities

In accordance with the power of attorney granted in the ADS Letter of Transmittal, the U.S. Settlement Agent, as representative of the respective Schering ADS Holder, will surrender the tendered Schering ADSs to the Schering Depositary and instruct the Schering Depositary to transfer the underlying Schering Shares to the U.S. Settlement Agent.

The U.S. Settlement Agent will then cause the book-transfer of the Schering Shares (including those tendered for sale by Schering Shareholders resident in the U.S.A) to ISIN DE000A0H5Z83 / WKN A0H5Z8 at Clearstream Banking AG. The acceptance declared through the ADS Letter of Transmittal (with respect to a Schering ADS Holder) and the U.S. Declaration of Acceptance form (with respect to a Schering Shareholder resident in the U.S.A.) will become effective only upon such book-transfer. If the acceptance is declared to the U.S. Settlement Agent prior to the end of the Acceptance Period by one of the procedures described in Section 5.2.2 above, the book-transfer of the tendered U.S. Securities to ISIN DE000A0H5Z83 / WKN A0H5Z8 shall be deemed to have been timely effected if the book-transfer has been effected no later than 17:30 hours Frankfurt Local Time or 11:30 a.m. New York Local Time, respectively, on the third Banking Day after the expiration of the Acceptance Period.

The Bidder reserves the right to accept tenders of U.S. Securities containing defects or errors. However, neither the Bidder nor any other person acting on its behalf will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

5.2.4    Legal Consequences of the Acceptance

Upon acceptance of this Offer for U.S. Securities, a contract for the sale and transfer of ownership of such U.S. Securities shall come into existence between the respective U.S. Securityholder and the Bidder on the terms and conditions set forth in this Offer Document. This contract shall be governed by and construed exclusively in accordance with German law.

5.2.5    Stock Market Trading

There will be no stock market trading in Schering ADSs and Schering Shares tendered for sale through the U.S. Settlement Agent.

5.2.6    Acceptance during the Additional Acceptance Period

The terms of this Offer Document, in particular the terms in Section 5.2, shall similarly apply to acceptances within the Additional Acceptance Period.

5.2.7    Settlement of the Offer for U.S. Securities

The Offer Price owed for U.S. Securities tendered for sale in accordance with this Offer will be paid only if the U.S. Settlement Agent has received prior to the end of the Acceptance Period:

•
in the case of Schering ADS Holders:

•
the Schering ADRs evidencing Schering ADSs, or a Book-Entry Confirmation of a book-entry transfer of such Schering ADSs to the U.S. Settlement Agent's account at DTC pursuant to the procedures set forth above;

•
the ADS Letter of Transmittal, properly completed and signed, with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the ADS Letter of Transmittal; and

•
any other documents required by the ADS Letter of Transmittal;

    and if the book-entry transfer of the Schering Shares represented by Schering ADSs to ISIN DE000A0H5Z83 / WKN A0H5Z8 at Clearstream Banking AG was effectuated in a timely manner; or

•
in the case of Schering Shareholders resident in the U.S.A.:

•
the Schering Shares in its account with its custodian institution in Germany;

•
the U.S. Declaration of Acceptance form, properly completed and signed, with all required signature guarantees; and

•
any other documents required by the U.S. Declaration of Acceptance form;

    and if the book-entry transfer of the Schering Shares to ISIN DE000A0H5Z83 / WKN A0H5Z8 at Clearstream Banking AG was effectuated in a timely manner.

For purposes of this Offer, the Bidder will be deemed to have acquired ownership of the U.S. Securities for which the offer was validly accepted and not validly withdrawn and the US Securities are considered accepted for payment, if and when the Bidder has announced that all Offer Conditions in accordance with Section 6.4 have been satisfied. Subject to the terms and conditions of this Offer, the Bidder shall:

•
with respect to the U.S. Securities properly tendered for sale during the Acceptance Period or the Additional Acceptance Period and not validly withdrawn, pay the Offer Price to the U.S. Settlement Agent's securities account in Germany no earlier than the fourth, but no later than the eighth, Banking Day after the expiration of the Acceptance Period or the Additional Acceptance Period, if the Offer Conditions have been fulfilled by the end of the Acceptance Period or the Additional Acceptance Period or waived, if permissible; and

•
with respect to the U.S. Securities properly tendered during the Acceptance Period or the Additional Acceptance Period and not validly withdrawn, pay the Offer Price for those U.S. Securities to the U.S. Settlement Agent's securities account in Germany no earlier than the fourth, but no later than the eighth, Banking Day after the Condition Record Date, if the Offer Conditions have neither been fulfilled by the end of the Acceptance Period or the Additional Acceptance Period nor waived, if permissible.

In either event, the Offer Price shall be paid in USD. The Offer Price will be converted into USD in accordance with the USD/EUR "Bid" — rate published by WM/Reuters at 16:00 hours London, England local time on the day on which the U.S. Settlement Agent's custodian institution receives the consideration for the Offer in Euros. Therefore, it is not possible to state an exact USD amount of the consideration upon acceptance of the Offer. Alternatively, the Offer Price for the U.S. Securities may be paid in Euros at the request of the respective U.S. Securityholder.

The Bidder requested relief from the requirements of the Exchange Act and the rules and regulations promulgated thereunder, to enable payment of the Offer Price in the manner described above (see also Section 17 of this Offer Document).

5.2.8    Costs and Fees

U.S. Securityholders who hold their U.S. Securities through a custodian institution, broker, dealer, commercial bank or other agent, and whose custodian institution, broker, dealer, commercial bank or other agent accepts the Bidder's Offer on the U.S. Securityholders behalf, may be charged a fee. U.S. Securityholders who accept the Bidder's Offer to acquire their U.S. Securities directly via a Custodian Institution will not be charged brokerage fees. Any non-German stock exchange tax, sales tax or stamp tax, resulting from acceptance of the Offer shall be borne by the U.S. Securityholder. The fee to be paid to the Schering Depositary for the cancellation of the Schering ADRs will be borne by the Bidder.

5.2.9    Rescission of the Transaction if the Offer Conditions Are Not Fulfilled

This Offer will not be implemented and the Bidder will not be obliged to acquire the U.S. Securities tendered for sale under this Offer and to pay the Offer Price, if all the Offer Conditions listed in Section 6.1 of the Offer Document have not been satisfied within the periods set forth or if the Bidder has not waived satisfaction of the Offer Conditions — to the extent permissible — during the Acceptance Period. In such case, the U.S. Securities will be returned to the U.S. Securityholder free of charge as soon as practicable. Schering ADSs, which were tendered by book-entry transfer to the account of the U.S. Settlement Agent, will be credited to the account maintained by the Schering ADS Holder at DTC.

5.2.10    Right of Withdrawal

Under the conditions set forth in Section 14 of this Offer Document, U.S. Securityholders who have accepted the Offer for U.S. Securities may withdraw their acceptances of the Offer. Regarding the exercise and the legal consequences of the right of withdrawal, reference is made to Section 14.

6.     CONDITIONS OF THE OFFER

6.1  Conditions of the Offer

The Offer, and the contracts with the Schering Securityholders which come into existence as a result of accepting the Offer, are subject to the following conditions precedent (the "Offer Conditions"):

6.1.1    Minimum Acceptance Threshold

At the time of the expiration of the Acceptance Period, the aggregate number of Schering Shares (including the Schering Shares represented by Schering ADSs) for which the Offer has been validly accepted and not validly withdrawn, including any Schering Shares acquired by the Bidder or Bayer AG or its subsidiaries outside of the Offer, is at least 75% of 191,000,875 Schering Shares (aggregate number of shares issued and outstanding in the amount of 194 million less 3,554,500 treasury shares plus any shares to be possibly issued due to options in the amount of 555,375), equaling 143,250,656 Schering Shares (the "Minimum Acceptance Threshold").

6.1.2    Antitrust Clearances

No later than by October 31, 2006, (i) the proposed acquisition of the Schering Securities by the Bidder pursuant to this Offer shall have been cleared, or deemed to have been cleared, by the European Commission (the "EU Commission"), and (ii) the applicable waiting period(s) under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") shall have expired or been terminated.

6.1.3    Material Adverse Change to the Business of the Schering Group

Prior to or by the time of expiration of the Acceptance Period, there shall have been

(a)
no new circumstances within the meaning of Section 15 of the German Securities Trading Act ("WpHG") publicized, and

(b)
no circumstances that would have to be publicized as new circumstances within the meaning of Section 15 of the WpHG,

which (alone or collectively) have adversely affected or could reasonably be expected to adversely affect the Schering Group's earnings before taxes (as used in the consolidated financial statements of Schering AG on December 31, 2005) for the fiscal year 2006 or for the fiscal year 2007 by more than

(i)
EUR 100 million, if such circumstances or the adverse effects thereof would reasonably be expected to continue or recur; or

(ii)
EUR 500 million, if such circumstances or the adverse effects thereof would not reasonably be expected to continue or recur.

The publication or occurrence of one of the above described circumstances is referred to below as "Material Adverse Change."

The earnings before taxes within the meaning of this condition are to be calculated in a manner consistent with the recognition, accounting, and valuation principles heretofore used by Schering AG. Discretionary accounting rights exercised by Schering AG in the preparation of the 2005 consolidated financial statements shall be applied accordingly.

According to the annual report for the fiscal year 2005, the Schering Group's earnings before taxes on a consolidated basis amounted to approximately EUR 970 million.

BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Hamburg, Federal Republic of Germany (the "Independent Expert"), using the due consideration of a prudent businessman, will determine whether a Material Adverse Change has occurred. If it determines that a Material Adverse Change has occurred, from its perspective, based on the due consideration of a prudent businessman, the Independent Expert will issue an opinion stating that its review came to this result (the "Auditor's Opinion"). The Independent Expert will immediately, but no later than after two Working Days, announce if a Material Adverse Change has occurred. Such announcement will be published in German and English on the Internet at http://www.bayer.de and in German in the Börsen-Zeitung or on days when the Börsen-Zeitung is not published in the Frankfurter Allgemeine Zeitung and in

English in the U.S.A. as part of a press release through the Dow Jones press service and/or the PR Newswire.

The Material Adverse Change shall be deemed to have occurred only if the Auditor's Opinion has been published no later than on the day before the publication of the result of the Offer pursuant to Section 23(1) sentence 1, no. 2 of the WpÜG. If a Material Adverse Change occurs, the condition stated in this Section 6.1.3 is not satisfied and, therefore, this Offer will not be consummated.

However, if the Auditor's Opinion is not published at the latest on the day before the publication of the result according to § 23 (1) sentence 1, no. 2 of the WpÜG, then the condition stated in this Section 6.1.3 will be deemed satisfied.

The decision of the Independent Expert shall be final and binding for the Bidder and the Schering Securityholders. The charges and costs of the Independent Expert shall be borne by the Bidder.

6.1.4    Material Adverse Market Change

The following shall not have occurred at any time from the date of publication of this Offer Document until the end of the Acceptance Period:

(i)
a suspension of the currency trading or debt markets in (a) Frankfurt am Main, Federal Republic of Germany and London, England, or (b) New York City, U.S.A. for more than one trading day; or

(ii)
a decrease in the DAX (as reported by Bloomberg L.P.) of more than 1,200 points from its level of 5,908.47 on April 11, 2006, which is calculated according to the daily closing price and sustained for at least five consecutive Stock Exchange Trading Days or on the fourth Stock Exchange Trading Day prior to expiration of the Acceptance Period.

6.1.5    Proscribed Transactions

During the period from the publication of this Offer Document until the expiration of the Acceptance Period:

(i)
except for the issuance of shares pursuant to outstanding stock option plans, Schering AG shall neither have effectuated a capital increase, nor issued, split, combined or reclassified any shares of its outstanding capital;

(ii)
neither Schering AG nor any of its subsidiaries shall have sold, alienated, encumbered or otherwise disposed of assets in an aggregate amount in excess of EUR 500 million to any third party or third parties (other than the Bidder or direct wholly owned subsidiaries of Schering AG) by merger or other transformation, takeover, sale of material parts of business, business combination or similar transaction; excluded therefrom is the intended sale of the radiopharmaceuticals business and of the 50% interest held by Schering AG in ALK-Scherax Arzneimittel GmbH; and

(iii)
neither Schering AG nor any of its subsidiaries shall have entered into any binding agreement committing itself to take any of the actions described in clauses (i) and (ii).

6.1.6    Prevention or Delay of the Offer

By the expiration of the Acceptance Period, no laws, regulations or official or judicial orders shall have been issued in the U.S.A., on federal or state level, based on U.S. securities laws, or in the Federal Republic of Germany, that would prohibit or prevent the acquisition of the Schering Securities by the Bidder pursuant to this Offer or delay it beyond October 31, 2006.

6.2  Waiver of the Conditions

The Bidder may waive some or all of the Offer Conditions, to the extent permitted, and may reduce the Minimum Acceptance Threshold at any time up to one Working Day prior to the expiration of the Acceptance Period. Any such waiver shall have the same effect as the fulfillment of an Offer Condition.

6.3  Non-Satisfaction of the Offer Conditions

The Offer will lapse and any contracts based on the acceptance of the Offer will be void, if any of the Offer Conditions set forth in this Offer Document has not been satisfied and, to the extent permitted, has not been waived. For details regarding the rescission in such event, please see Sections 5.1.9 and 5.2.9.

6.4  Announcement of the Satisfaction or Non-Satisfaction of the Offer Conditions

The Bidder will announce the satisfaction of all Offer Conditions provided that the last Offer Condition (Section 6.1.2) must be satisfied no later than October 31, 2006. In addition, the Bidder will announce the waiver of any Offer Conditions, provided that such waiver must be declared no later than one Working Day prior to the expiration of the Acceptance Period, and the occurrence of any event that would make satisfaction of any of the Offer Conditions impossible. Announcements will be made by the Bidder in German and in English on the Internet at http://www.bayer.de and in German in the Börsen-Zeitung or, on days on which the Börsen-Zeitung is not published, in the Frankfurter Allgemeine Zeitung, as well as in English in the U.S.A. by press release through the Dow Jones news service and/or the PR Newswire. The publication will be made promptly but no later than after two Working Days.

7.     OFFICIAL APPROVALS AND PROCEEDINGS

7.1  Required Antitrust Approvals

The proposed acquisition of the Schering Securities by the Bidder pursuant to this Offer (the "Concentration") is subject to merger control reviews in various jurisdictions. The merger control proceedings are organized differently in each of the relevant jurisdictions in which the Concentration is subject to merger control review.

7.1.1    European Union

The Concentration requires merger control clearance from the EU Commission, pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004 on the Control of Concentrations between Undertakings, as currently amended. The EU Commission has 25 working days (beginning on the first working day following the date on which the complete notification is received by the EU Commission) to issue a decision as to whether to clear the Concentration or to initiate a formal investigation. This period may be extended from 25 working days to 35 working days if (i) the EU Commission receives a request from a member state to refer the investigation of the Concentration or a part thereof to the competent authority of that member state or (ii) one of the companies involved in the Concentration suggests remedies to remove any potential concerns about the compatibility of the Concentration with the European common market.

The EU Commission will initiate a "formal" investigation only if it finds that the Concentration gives rise to serious doubts as to its compatibility with the European common market and such doubts cannot be satisfied by remedial commitments offered by the parties during the initial review period. Otherwise, it will decide at the end of the initial review period not to oppose the Concentration and will declare it compatible with the European common market.

If the EU Commission initiates a "formal" investigation, it has 90 working days following the decision to open the investigation to consider whether the Concentration will significantly impede effective competition in the European common market or a substantial part of it, in particular, by creating or strengthening a dominant market position in any sales market within the European Union. This period will be extended by 15 working days if the parties offer to make remedial commitments in order to satisfy the EU Commission's concerns as to whether the Concentration is compatible with the European common market. Under certain conditions, the period may be extended by another 20 working days upon request of the companies involved to give the EU Commission more time to reach a final conclusion. At the end of the period, the EU Commission will issue a decision, either declaring the Concentration compatible with the European common market or prohibiting its implementation.

7.1.2    U.S.A.

The Concentration is also subject to the antitrust rules of the HSR Act. Under the HSR Act and the rules that have been promulgated thereunder by the U.S. antitrust authorities, the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"), certain transactions may not be consummated unless notification and certain information have been furnished to the Antitrust Division and the FTC and certain waiting periods have expired.

As soon as the Bidder's notification has been furnished, the preliminary review of the Concentration is initiated by the U.S. authorities. The waiting period applicable to the acquisition of the Schering Securities pursuant to this Offer will expire at 11:59 p.m., New York Local Time, on the 15th calendar day after filing of the Bidder's notification (if the last day of such period is a Saturday, Sunday or a U.S. public holiday, the period will be extended until 11:59 p.m. New York Local Time, on the following U.S. Working Day). However, prior to such time, the authorities may terminate the waiting period or extend the waiting period by requesting additional information or documentation relevant to this Offer from the companies involved. If such request is made, the waiting period will be extended until 11:59 p.m., New York Local Time, on the tenth day after the Bidder's substantial compliance with such request (if the last day of such period is a Saturday, Sunday or a U.S. public holiday, the period will be extended until 11:59 p.m. New York Local Time on the following U.S. Working Day). Thereafter, such waiting period can be extended by court order.

7.1.3    Other Jurisdictions

The Bidder believes that the Concentration may trigger requirements to make antitrust filings in additional jurisdictions, such as Argentina, Brazil, Canada, Israel, Mexico, Romania, South Africa and South Korea. The Bidder will make the required antitrust filings and furnish the required documents to the competent authorities of such jurisdictions and other jurisdictions, if any, where an antitrust filing is required from the Bidder's point of view. The applicable competent authority will then review such filings.

If some or all of the approvals required have not been granted at the time of expiration of the Acceptance Period, this shall not prevent the consummation of this Offer. This Offer is only conditioned on clearance by the competent antitrust authorities in the U.S.A. and by the EU Commission (see Section 6.1.2).

7.2  Status of the Antitrust Proceedings

The Bidder submitted the antitrust filings required in the U.S.A. on April 5, 2006. The filing with the EU Commission is expected to have been made on April 12, 2006. Otherwise it is expected to be made at the latest on April 18, 2006. The Bidder plans to make any additional antitrust filings that might be required shortly after the publication of this Offer Document.

Antitrust clearance may be obtained from the competent authorities in the U.S.A. and from the EU Commission prior to the expiration of the Acceptance Period.

7.3  Other Required Regulatory Approvals

The German Federal Financial Supervisory Authority permitted the publication of this Offer Document on April 12, 2006. No other regulatory approvals are required.

8.     THE BIDDER/BAYER AG

8.1  Description of the Bidder

The Bidder, Dritte BV GmbH, is a German limited liability company with its registered seat in Leverkusen, and is registered in the commercial register of the local court of Cologne under HRB 52162. The share capital of the Bidder amounts to EUR 25,000. Since its formation in the year 2003, the Bidder has not engaged in any business activity. The Bidder's business purpose is, among other things, the management of its own assets and the foundation and acquisition of enterprises or investments therein. Currently, the Bidder does not own any shares in Schering AG or in any other company. The Bidder is a wholly-owned subsidiary of Bayer AG. The Bidder and Bayer AG have entered into a profit transfer agreement, according to which the Bidder is obliged to transfer its entire profits to Bayer AG. The address of the Bidder is: Kaiser-Wilhelm-Allee 1, 51373 Leverkusen, Federal Republic of Germany. The telephone number of the Bidder's main administrative office is +49 214 3031124.

Below are the names, current primary occupation or current employment relation, and an overview of the career in the last five years for each member of the management of Dritte BV GmbH. All persons named in the table below are citizens of the Federal Republic of Germany. The business address of the people in the list is c/o Bayer AG, 51368 Leverkusen, Federal Republic of Germany.

Name	Present Principal Occupation or Employment and Five-Year Employment History
Dirk Rosenberg	Head of domestic tax law, tax strategy and tax policy, Bayer AG. Since January 2005, Mr. Rosenberg has been head of the domestic tax law, tax strategy and tax policy department. He was head of the tax strategy, tax planning and tax policy department before and responsible for the support of several domestic subsidiaries with respect to taxation.
Dr. Armin Buchmeier	Attorney-at-law, head of corporate law, capital and financial markets law, Bayer AG. Dr. Buchmeier has been head of this department since 2002. He has been employed with Bayer AG since 1984.

During the last five years, neither Dritte BV GmbH nor the persons listed above, as far as the Bidder and Bayer AG are aware, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding (except for matters that were terminated without sanction or through settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of or prohibiting activities subject to federal or state securities laws, or finding that they have violated such laws.

8.2  Description of Bayer AG and the Bayer Group

8.2.1    Bayer AG

Bayer AG is a German stock corporation with its registered seat in Leverkusen, Federal Republic of Germany, and is registered in the commercial register of the local court of Cologne under HRB 48248. Bayer AG was established in 1951 under the name "Farbenfabriken Bayer Aktiengesellschaft," and it was later renamed "Bayer Aktiengesellschaft" in 1972. The address of Bayer AG is: 51368 Leverkusen, Federal Republic of Germany. The telephone number of Bayer AG's main administrative office is +49 214 30-1.

The company's business purpose is the manufacturing, marketing and other industrial activities or provision of services in the fields of health care, agriculture, polymers and chemicals.

Bayer AG is the management holding company of the Bayer Group. It determines the Group's and the sub-groups' long-term strategy and defines the rules and principles for the business policy derived therefrom. In addition, Bayer AG is in charge of the Bayer Group's executive management and is responsible for the Bayer Group's financial management.

Set forth below are the name, current main occupation or employment, and a five-year employment history of each member of the management board of Bayer AG. All persons listed below are citizens of the Federal Republic of Germany. The business address of the people listed below is c/o Bayer AG, 51368 Leverkusen, Federal Republic of Germany.

Name and Age	Present Principal Occupation or Employment and Five-Year Employment History	Date of Expiration of Current Term
Werner Wenning (59)	Chairman of the management board, Bayer AG. Mr. Wenning has been a member of the management board since 1997 and chairman of the management board since April 2002.	2007
Dr. Udo Oels* (62)	Member of the management board, Bayer AG. Dr. Oels has been a member of the management board since 1996 and is responsible for innovation, technology und environment.	2006
Klaus Kühn (54)	Chief Financial Officer, Bayer AG. Prior to his appointment to the management board in May 2002, Mr. Kühn was head of the finance division of Bayer AG.	2007
Dr. Richard Pott (52)	Labor Director, Bayer AG. Prior to his appointment to the management board in May 2002, Dr. Pott was general manager of Bayer AG's Specialty Products business group.	2007
Dr. Wolfgang Plischke (54)	Member of the management board, Bayer AG. Prior to his appointment to the management board in March 2006, Dr. Plischke was head of the pharmaceuticals division of Bayer AG from January 2002. Prior to January 2002, Dr. Plischke was head of the pharmaceuticals division in North America and member of the executive committee of Bayer Corporation, U.S.A.	2009

*
Until April 28, 2006.

The following table contains information on the current members of the supervisory board of Bayer AG.

Name	Current Position	Principal Occupation	First Elected	Membership of other Supervisory Boards
Dr. Manfred Schneider	Chairman	Former chairman of the management board of Bayer AG	2002	Allianz AG, Daimler Chrysler AG, Linde AG, Metro AG, RWE AG, TUI AG
Thomas de Win*	Vice Chairman	Chairman of the central works council of Bayer AG	2002	Bayer MaterialScience AG
Dr. Paul Achleitner	Member	Member of the management board of Allianz AG	2002	Allianz Global Investors AG, Allianz Immobilien GmbH, RWE AG
Dr. Josef Ackermann	Member	Chairman of the management board of Deutsche Bank AG	2002	Deutsche Lufthansa AG, Linde AG, Siemens AG
Andreas Becker*	Member	Chairman of the works council of H.C. Starck GmbH	2005	H.C. Starck GmbH
Karl-Josef Ellrich*	Member	Chairman of the works council, Dormagen Site Chairman of the group works council of Bayer AG	2000	Bayer CropScience AG
Dr. Thomas Fischer*	Member	Engineer	2005	Bayer MaterialScience AG
Thomas Hellmuth*	Member	Agricultural Engineer	2002	—

Prof. Dr. Ing. h.c. Hans-Olaf Henkel	Member	Honorary professor at the University of Mannheim	2002	Continental AG, DaimlerChrysler Aerospace AG, SMS GmbH, Brambles Industries, Orange SA, Ringier AG
Gregor Jüsten*	Member	Member of the works council, Leverkusen Site	2006	—
Dr. rer. pol. Klaus Kleinfeld	Member	Chairman of the management board of Siemens AG	2005	Alcoa Inc., Citigroup Inc.
Dr. h.c. Martin Kohlhaussen	Member	Chairman of the supervisory board of Commerzbank AG	1992	Heraeus Holding GmbH, Hochtief AG, Schering AG, ThyssenKrupp AG, Verlagsgruppe Georg von Holtzbrinck GmbH
John Christian Kornblum	Member	Chairman of Lazard & Co. GmbH	2002	ThyssenKrupp Technologies AG, Motorola Inc.
Petra Kronen*	Member	Chairwoman of the works council, Uerdingen Site	2000	Bayer MaterialScience AG
Hubertus Schmoldt*	Member	Chairman of the German mining, chemical and power workers' union, Hannover	1995	BHW AG, Deutsche BP AG, DOW Olefinverbund GmbH, E.ON AG, RAG AG, RAG Coal International
Dieter Schulte*	Member	Former chairman of the German federation of unions	1997	—
Dr. Ing. Ekkehard D. Schulz	Member	Chairman of the management board of ThyssenKrupp AG	2005	AXA Konzern AG, Commerzbank AG, Deutsche Bahn AG, MAN AG, RAG AG, TUI AG, ThyssenKrupp Automotive AG, ThyssenKrupp Elevator AG, ThyssenKrupp Services AG
Dr. Ing. h.c. Jürgen Weber	Member	Chairman of the supervisory board of Deutsche Lufthansa AG	2003	Allianz Lebensversicherungs-AG, Deutsche Bank AG, Deutsche Post AG, Voith AG, Loyalty Partner GmbH, Tetra Laval Group
Siegfried Wendlandt*	Member	North Rhine District Secretary of the German mining, chemical and power workers' union	2001	Baywoge GmbH, HT Troplast AG
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	Member	President of the German research foundation, Bonn	1997	Medigene AG, KWS Saat AG, Wacker Chemie AG

*
Employees' representative

During the last five years, neither Bayer AG nor, as far as the Bidder and Bayer AG are aware, the persons listed above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any judicial or administrative proceeding (except for matters that were terminated without sanction or through settlement) that resulted in a judgment, decree or final order enjoining such person or entity from future violations of or prohibiting activities subject to federal or state securities laws or, or finding that they have violated such laws.

8.2.2    Business Activities of the Bayer Group

The Bayer Group is a multinational group which had approximately 280 consolidated subsidiaries as of December 31, 2005. In the fiscal year 2005, the Bayer Group generated sales revenues of EUR 27,383 million, an operating result of EUR 2,812 million and consolidated income of EUR 1,597 million. As of December 31, 2005, the Bayer Group had approximately 93,700 employees worldwide. In the fiscal year 2005, approximately 43% of sales (based on residence of customer) were generated in Europe, approximately 27% in North America, approximately 17% in Asia/Pacific and approximately 13% in Latin America/Africa/Middle East.

The business operations of the Bayer Group are organized into the following three sub-groups: Bayer HealthCare, Bayer CropScience and Bayer MaterialScience.

Bayer HealthCare

The Bayer HealthCare sub-group researches, develops, manufactures and markets products for disease prevention, diagnosis and treatment. The sub-group thereby makes an important contribution to improving the health of people and animals. Bayer HealthCare's activities are organized into the following divisions: Pharma, Consumer Care, Diabetes Care/Diagnostics and Animal Health. As of January 1, 2006, the Pharma/Biological Products division was renamed Pharma. Bayer HealthCare's Animal Health, Consumer Care and Diagnostics divisions enjoy leading market positions worldwide. Bayer HealthCare had approximately 33,800 employees worldwide as of December 31, 2005 and generated sales of EUR 9,429 million in 2005.

Bayer CropScience

The Bayer CropScience sub-group is a globally active enterprise in the fields of chemical crop protection and seed treatment, non-agricultural pest and weed control and green biotechnology. The sub-group is organized into the following divisions: Crop Protection and Environmental Science/BioScience. Bayer CropScience is one of the leading suppliers in the areas of insecticides, fungicides, herbicides and seed treatments. The sub-group had approximately 18,800 employees as of December 31, 2005 and had sales of EUR 5,896 million in 2005.

Bayer MaterialScience

The Bayer MaterialScience sub-group is a leading manufacturer of high-performance materials and innovative systems solutions for applications in numerous areas of daily life. The sub-group's main customers are companies in the automotive, construction, electrical and electronics, sports and leisure, packaging and medical technology sectors. The sub-group is organized into seven business units that are combined into the Systems and Materials divisions for purposes of financial reporting. The Materials division comprises the Polycarbonates and Thermoplastic Polyurethanes business units and the activities of Wolff Walsrode and H.C. Starck, two companies that Bayer AG is currently preparing to sell (see Section 11.2.3 below). The Systems division comprises the Polyurethanes, Coatings/Adhesives/Sealants and Inorganic Basic Chemicals business units. Bayer MaterialScience employed approximately 18,800 employees as of December 31, 2005, and had sales of EUR 10,695 million in 2005.

Service Companies

The three service companies Bayer Technology Services, Bayer Business Services and Bayer Industry Servicesoffer their services to the Bayer Group and also to external customers. Bayer Technology Services offers services related to engineering functions. Bayer Business Services provides services in the field of information management, accounting, consulting and administration. Bayer Industry Services runs major Bayer chemical park sites in Germany and offers site-specific services.

8.3  Persons Acting in Concert with the Bidder

Except for Bayer AG, there are no persons acting in concert with the Bidder within the meaning of Section 2(5) of the WpÜG.

8.4  Schering AG Securities and Voting Rights Held by the Bidder, Persons Acting in Concert with the Bidder, and their Subsidiaries

At the time of the publication of the Offer Document, neither the Bidder nor any persons acting in concert with the Bidder within the meaning of Section 2(5) of the WpÜG nor any of their subsidiaries hold any interest in Schering AG, directly or indirectly, and no voting rights are attributable to them according to Section 30 of the WpÜG.

8.5  Acquisitions by the Bidder and Persons Acting in Concert with It

Neither the Bidder, nor any persons acting in concert with the Bidder nor any of their subsidiaries has, during the three month period prior to the publication of the Bidder's decision to launch the Offer on March 23, 2006 or during the three month period prior to the publication of this Offer Document, acquired or agreed to acquire securities of Schering AG (within the meaning of Section 2(2) of the WpÜG).

8.6  Schering Shares Held by Managing Directors, Management Board Members, and Supervisory Board Members

As far as Bayer AG and the Bidder know, neither the managing directors of the Bidder nor management board members and supervisory board members of Bayer AG directly or indirectly hold any shares in Schering AG, including shares represented by ADSs, nor do they have acquisition rights to such Schering Securities except as set forth in Exhibit 1. As far as Bayer AG and the Bidder are aware, in the last 60 days prior to the date of this Offer these persons have only entered into such transactions regarding Schering Securities as set forth in Exhibit 1.

9.     DESCRIPTION OF SCHERING AG

Schering Aktiengesellschaft is a German stock corporation with its registered seat in Berlin and is registered in the commercial register of the local court of Charlottenburg, Berlin, under 93 HRB 283. Schering AG has its headquarters at Müllerstraße 178, 13353 Berlin, Federal Republic of Germany. The telephone number of Schering AG is +49 30 468 11 11.

Schering AG is an international pharmaceuticals company with more than 150 subsidiaries worldwide; it is the parent company of the Schering Group. According to its articles of association, the business purpose of Schering AG is the research, development, manufacturing, purchase, and sale of all types of chemical and biotechnology products (including, in particular, pharmaceuticals, pharmaceutical substances, diagnostics and vaccines for human and veterinary medicine, as well as fine chemicals, radioactive substances, and intermediary products) and the research, development, manufacture, purchase, and sale of preparations and equipment for medical and laboratory purposes as well as the development, acquisition, and exploitation of chemical, biological, and technical processes and facilities. Schering AG focuses its activities on the following four business areas: Gynecology and Andrology, Diagnostic Imaging, Specialized Therapeutics, and Oncology.

The consolidated financial statements of Schering AG for the fiscal year 2005, which have been prepared pursuant to international accounting standards (IFRS), show sales revenues of EUR 5,308 million, an operating result of EUR 928 million and net income of EUR 624 million. As of December 31, 2005, the Schering Group employed 24,658 employees worldwide.

The financial statements of Schering AG as of December 31, 2005, which have been prepared in accordance with German GAAP (HGB), show sales revenues of EUR 2,581 million, an operating result of EUR 403 million and net income of EUR 382 million.

In its annual report for fiscal year 2005 published on March 10, 2006, Schering AG published the most recent information regarding its share capital, contingent capital and authorized capital which is described below.

As of December 31, 2005, the share capital of Schering AG amounted to EUR 194,000,000 and was divided into 194,000,000 bearer shares with no par value. Therefore, one share represents a computed EUR 1.00 share of the share capital.

As of December 31, 2005, Schering AG held 4,000,000 treasury shares. According to the information provided by Schering AG, an additional 774,000 shares were purchased in March 2006, however at the same time 1,219,500 treasury shares were used to settle exercisable options. As of April 11, 2006, Schering AG held 3,554,500 treasury shares, which is equal to 1.832% of the total share capital of Schering AG. Bayer AG assumes that these treasury shares will not be tendered in connection with this Offer.

According to the articles of association of Schering AG, the management board is authorized to increase the share capital by up to EUR 97,000,000 with the approval of the supervisory board of Schering AG in the period until April 15, 2009 by issuing new shares, in one or several steps, against cash contributions or non-cash contributions (Authorized Capital).

In addition, the management board of Schering AG is authorized to issue convertible bonds and/or bonds with warrants with the approval of the supervisory board, in one or several steps, in the period until April 15, 2009. The total nominal amount of these bonds may not exceed EUR 600,000,000. Schering AG may issue convertible rights and option rights in shares of Schering AG up to a total share in the share capital of EUR 10,000,000. Accordingly, the share capital has been conditionally increased by up to EUR 10,000,000 against the issuance of up to 10,000,000 bearer shares with no par value (Conditional Capital I).

Furthermore, the share capital has been conditionally increased by up to EUR 5,000,000 (Conditional Capital II). This conditional capital increase may only be used to issue new shares to holders of stock options issued on or before September 30, 2003, based on an authorization of the general shareholders meeting on April 26, 2001, if those holders exercise their options and satisfaction of the option rights does not occur through existing treasury shares or cash.

In the years 2000, 2001, 2004 and 2005, Schering AG introduced stock option plans (Long Term Incentive Plans or "LTI Plans"), which provide for the grant of stock options to members of the management board, officers and other eligible employees. Some participants received options entitling them to purchase no-par value bearer shares at the exercise price; other participants received "virtual options" entitling them to receive the difference between the exercise price and the price of Schering AG shares. These option plans are shown in the following table.

		As of 12/31/2005		As of 3/31/2006
Name		Number of options		Number of options		Settlement	Number of new shares at €86/share	Exercise period	Exercise price (€)
LTI 2000		96,525	(1)	14,400	(1)	in cash	—	1/1/03-12/31/06	0.00
LTI 2001/I	– Top Executives	303,800		81,000		in cash	—	5/2/04-5/1/08	54.66
LTI 2001/I	– Key Managers	727,800		165,100		in shares	165,100	5/2/04-5/1/08	60.13
LTI 2001/II	– Top Executives	381,000		125,000		in cash	—	5/2/05-5/1/09	66.48
LTI 2001/II	– Key Managers	938,400		276,100		in shares	276,100	5/2/05-5/1/09	73.13
LTI 2001/III	– Top Executives	400,700		400,700		in cash	—	5/2/06-5/1/10	40.18
LTI 2001/III	– Key Managers	1,069,000		1,063,900		in cash	—	5/2/06-5/1/10	44.20
LTI 2004	– Top Executives	333,300		228,300		in cash	—	5/3/07-5/2/11	43.76
LTI 2004	– Key Managers	883,000		878,700		in cash	—	5/3/07-5/2/11	48.14
LTI 2005	– Top Executives(2)	643,300		643,300		in shares	29,651	5/2/08-5/1/12	51.22
LTI 2005	– Key Managers(2)	715,500		705,500		in shares	84,524	5/2/08-5/1/12	51.22

Total		6,492,325		4,582,000			555,375

(1)
The option rights issued as part of the LTI 2000 plan provide the right to purchase max. 180 shares per option right. As of 12/31/2005, 585 were outstanding and as of 3/31/2006, 80 of these option rights were outstanding.

(2)
The LTI 2005 plan provides that 11% of the "Top Executives" plan and 31% of the "Key Managers" plan, is settled in Schering Shares or Schering ADRs. The remainder of this plan is settled in cash.

The shares of Schering AG trade on the official market of the German stock exchanges in Frankfurt am Main, Berlin-Bremen, Düsseldorf, Hamburg and Munich and in Switzerland on the Swiss Stock

Exchange in Basle, Geneva and Zurich. In addition, they may be traded in the unofficial market on the regional stock exchanges of Stuttgart and Hanover.

The shares of Schering AG are listed on the German stock exchanges under WKN 717200 and ISIN DE0007172009.

Schering Shares are traded on the NYSE in the form of American Depository Receipts (ADRs) under CUSIP 806585204 and under ISIN US8065852043. The ADRs evidence American Depositary Shares (ADSs). One Schering ADS represents one Schering Share. The depositary bank is JP Morgan Chase Bank, N.A.

Currently, Allianz AG including its subsidiaries, with a participation of 12.26% of the voting rights, is the only reported shareholder which, directly or through imputation, holds more than 5% of the voting rights in Schering AG.

For the fiscal years 2003 and 2004, Schering AG distributed the following dividends:

	Dividend per share in EUR	Dividend per ADS in USD
2003	0.93	1.12
2004	1.00	1.35

For the fiscal year 2005, the management board and the supervisory board of Schering AG will propose the distribution of a dividend of EUR 1.20 per share at the general shareholders' meeting scheduled for April 19, 2006.

10.      BACKGROUND OF THE OFFER / INTENTIONS OF THE BIDDER AND BAYER AG WITH REGARD TO SCHERING AG

10.1    General Background of the Offer

In recent years, the Bayer Group has reorganized, repositioned itself strategically and streamlined its portfolio in order to create an innovative company with growth potential and earning power with core competencies in the areas of health, nutrition and high quality materials. In the course of this reorientation, Bayer AG closely reviewed its strategic options for the Bayer HealthCare sub-group with respect to its pharmaceuticals business. A significant component of the pharmaceutical strategy is the strengthening of the Specialty Care business through internal and external growth. Possible cooperation partners were identified in this regard. Schering AG has a broadly based Specialty Pharmaceuticals business with a global presence. The product portfolios of both companies are complimentary in significant areas. Against this background a strategic cooperation with Schering AG emerged as a preferred option for Bayer AG. However, initially no discussions concerning a merger took place.

On March 13, 2006, Merck KGaA announced through a subsidiary a public takeover offer for the shares of Schering AG at a price of EUR 77.00 per share. From the Bayer Group's perspective, a successful takeover would have impaired the chances of close strategic cooperation between Bayer HealthCare and the Schering Group. The management of Schering AG rejected Merck KGaA's takeover offer.

On Monday, March 13, 2006, after the announcement of Merck KGaA's intention to make a takeover offer, initial contact was made between the chairmen of the management boards of Schering AG and Bayer AG, Dr. Hubertus Erlen and Werner Wenning, respectively, to explore the possibility of a friendly transaction. On March 16, 2006, a first meeting of high-ranking representatives of both companies was held in Berlin to address this topic. Participants in the meeting on Bayer AG's side were Werner Wenning, Klaus Kühn and Dr. Wolfgang Plischke. Arthur Higgins participated for Bayer HealthCare. Dr. Hubertus Erlen, Dr. Ulrich Köstlin, Marc Rubin and Dr. Jörg Spiekerkötter participated on Schering AG's side. In this meeting the possibility of a merger of the two companies and the strategic advantages that would result from the combination were discussed for the first time. A further meeting of a larger group, including the involvement of external advisors, took place on March 19, 2006 in Berlin. In this meeting the key terms of a friendly transaction were addressed, including the important question of location of the administrative headquarters and the central research facilities of both pharmaceuticals businesses, the corporate structure and its name as well as the basic principles with respect to the composition of management. In addition, guidelines for a coordinated approach in connection with possible staff reductions were discussed. These items later became part of the letter correspondence described hereinafter.

On March 20, 2006, another discussion regarding the advantages of a business combination took place in Berlin between executives of both companies. In addition to the aforementioned points, the discussion also focused on the current business situation and on the product pipeline.

At further meetings at the level of the management board on March 21 and 22, 2006, the offer price was first discussed. On March 21, Bayer AG initially proposed an offer price of EUR 84.00 per share, which the management board of Schering AG declined as insufficient on that same day. The management board of Schering AG showed signs of being able to support an offer of EUR 87.00 per share. On March 22, 2006, Bayer AG then suggested two alternatives for increasing the offer. If the management board of Schering AG were to accept a significant breakup fee, Bayer AG would be prepared to offer the management board of Schering AG EUR 87.00 per Schering Share. This breakup fee would be paid by Schering AG to Bayer AG should there not be a successful conclusion due to a competing offer. Without a breakup fee agreement, Bayer AG would be prepared to offer EUR 86.00 per Schering Share. After deliberating, the management board of Schering AG declared its willingness on the same day to support an offer of EUR 86.00 per Schering Share without agreeing to a breakup fee.

After the approval of the management board (March 22, 2006) and the supervisory board (March 23, 2006), Bayer AG summarized the key points of the transaction that were orally discussed in a letter to the management board of Schering AG dated March 23, 2006, including the following main items:

•
Sites:    The headquarters of the consolidated pharmaceuticals business will be located in Berlin. The key research locations are Berlin and Wuppertal (Federal Republic of Germany), as well as Richmond, Berkeley and West Haven (U.S.A.).

•
Employees:    Possible staff reductions will be equally and fairly allocated between both companies. Possible severance payments will be calculated applying the same rules in line with past practice of the respective company.

•
Management:    The management of the combined pharmaceuticals business will be chosen on the basis of objective criteria and third party advice. The composition of the senior management levels will be announced no later than the date on which the Offer is no longer subject to conditions precedent.

•
Name:    To the extent legally possible, the new name for the combined pharmaceutical business shall be "Bayer-Schering-Pharma."

•
Corporate Structure:    The head office of the combined pharmaceutical business shall be organized as a separate stock corporation unless this would have significant tax disadvantages. The management will report directly to Bayer HealthCare. Integration committees will be established with equal representation of executives from both Schering Group and Bayer Group.

•
Schering Foundation:    The Schering foundation (Schering-Stiftung) will continue to exist and will be provided with additional funding to underline Schering AG's continued presence in and dedication to Berlin.

Directly after receipt of the letter from Bayer AG, the management board of Schering AG confirmed to the management board of Bayer AG in writing that the letter of Bayer AG accurately reflected the understanding of both parties and that Schering AG welcomed the offer of Bayer AG. The management board further indicated that, after publication of this Offer Document and after due review of the Offer Document, it intended to recommend that the Schering Securityholders accept the Offer.

The Schering AG management board further declared the following in its letter: The Schering AG management board will cooperate with Bayer AG and make available to Bayer AG such information as will be necessary in connection with this Offer, the financing of the Offer and any regulatory approvals. Furthermore, the management board of Schering AG agreed to cooperate with Bayer AG already by now – insofar as legally permissible – in order to plan the integration after successful completion of the transaction. The management board of Schering AG also will not solicit nor encourage competing offers of third parties. Schering AG's management board will immediately inform Bayer AG regarding any acquisition intentions of third parties and on the course of any discussions with such third parties. In the event of a takeover offer from a third party, the management board of Schering AG will not recommend the acceptance of such an offer to the Schering Shareholders unless it finds it altogether preferable to the presented offer of Bayer AG. However, the management board will first give Bayer AG the opportunity to modify its offer accordingly. In addition, the management board of Schering AG will not take any measures that could preclude the success of this Offer. Finally, the management board will not support a proposal at this year's general shareholders' meeting of Schering AG that provides for a dividend distribution in excess of EUR 1.20 per share.

Thereupon, Bayer AG announced its intention on the evening of the same day (March 23, 2006) to submit an offer for Schering AG. The management board of Schering AG supported Bayer AG's offer and declared its intention to recommend the offer to the Schering Shareholders – contingent upon a review of the Offer Document – in a press release on March 24, 2006.

10.2    Intentions of the Bidder and Bayer AG with Regard to Schering AG

10.2.1    Future Business Activity and Assets and Liabilities of Schering AG

Upon successful consummation of the Offer, Schering AG will become a subsidiary of the Bidder and thereby a member of the Bayer Group. The combined Bayer-Schering pharmaceutical business will, contingent on pending tax evaluations, be managed as a separate stock corporation with its registered seat in Berlin. The Schering Group's business and the Bayer Group's pharmaceuticals business will be combined to form a separate division named "Bayer-Schering-Pharma" within the Bayer HealthCare sub-group. The pharmaceutical businesses of both companies in individual countries will be combined, as long as no operational or tax considerations oppose this.

The Bayer pharmaceutical business of today is currently focused to a great extent on physicians in private practice. The combination with the Schering Group shall create a pharmaceutical company with a significant portion of its sales arising out of medical specialist products and with a leading position in numerous fields such as gynecology, multiple sclerosis therapy, hematology, oncology and contrast mediums. Bayer AG views the acquisition of Schering AG as a step consistent with its strategy to further strengthen the pharmaceutical business with a focus on Specialty Care and biotechnologically created products.

To implement these intentions, an expeditious integration of the operations of both businesses is planned in order to create a strong and powerful new organization which is able to successfully enhance the market position of its existing products as well as create future growth potential through the further strengthening of its product pipeline. This integration covers all functional areas of both companies or groups, respectively.

Currently, there are no specific plans to divest any of Schering Group's businesses, nor are any measures planned that would lead to a significant increase in Schering AG's liabilities beyond the normal course of business.

10.2.2    Headquarters of Schering AG; Location of Significant Business Operations

It is contemplated that the headquarters of "Bayer-Schering-Pharma" will be established at Schering AG's existing headquarters in Berlin. Central research locations of the consolidated pharmaceuticals division are located in Germany in Berlin and Wuppertal, as well as in Richmond, Berkeley and West Haven in the U.S.A. Decisions regarding the future organizational structure and related activities at the respective locations will be made by the integration teams that are to be created.

10.2.3    Employees, Employee Representatives and Terms and Conditions of Employment

The business success of Bayer HealthCare and the Schering Group depends on their research abilities and their potential for innovation; most of all it depends on the quality and creativity of their employees. Therefore, the Bidder and the management of the Bayer Group will seek to rapidly integrate both companies' employees and create a long-term bond between them. As a result of the combination of the two businesses there will be staff reductions, which shall however be determined fairly and adequately in an appropriate process. Bayer AG estimates, based on experience in comparable transactions, that the number of jobs to be reduced will be approximately 6,000 in the combined business; however, at this stage no detailed considerations exist with respect to particular functions or locations affected within the global organization. The staff reductions will be carried out in a socially acceptable manner and will be worked out in joint project groups after the completion of the transaction.

Near-term changes in the employment terms and conditions of the employees are not contemplated. Currently, the Bidder and Bayer AG also lack the required information to be able to compare the Schering employees' terms and conditions of employment with those within the Bayer Group.

There will be no changes with respect to the employee representation at the level of the individual companies for the time being. The combined Schering AG works council will send members to Bayer AG's group works council following the first consolidation of Schering AG into the Bayer Group. It is expected that the Schering Group will not continue its own group works council any more. In addition, the European works council of Schering AG will presumably cease to exist. The European employees of the Schering Group will then receive the right to send representatives to the European works council/the "Europaforum" of the Bayer Group. The composition of the Europaforum is governed by a group-wide shop agreement.

10.2.4    Members of Management Board and Supervisory Board of Schering AG

Bayer AG and the Bidder intend to put together an executive team for the "Bayer-Schering-Pharma" business, which will include representatives of the Schering Group and the Bayer Group.

The acquisition of Schering AG will have no direct impact on the size and composition of the supervisory board of Schering AG. According to the articles of association, the supervisory board currently consists of 16 members, of which eight are elected by the general shareholders meeting and eight by the employees. The current supervisory board has 15 members. Schering Group's employees will be entitled to vote in the election of the employee representatives to the supervisory board of Bayer AG as soon as Schering AG is part of the Bayer Group.

10.2.5    Possible Structural Measures

After the successful consummation of the Offer, the Bidder is expected to hold 75% or more of the share capital of Schering AG. The following is a brief overview of the most important structural measures the Bidder and Bayer AG are currently considering:

(i)
Domination and Profit and Loss Transfer Agreement

Following the consummation of the Offer, the Bidder and Bayer AG intend to enter into a domination and profit and loss transfer agreement with the Bidder as the "controlling company" and Schering AG as the "controlled company." Entering into a domination and profit and loss transfer agreement requires, among other things, the consent of at least 75% of the represented share capital at a general shareholders meeting of Schering AG. Such agreement would become effective upon registration in the commercial register. Pursuant to a domination agreement, the controlled company submits itself to the direction of the controlling company. The Bidder, and indirectly Bayer AG, would be authorized to issue binding orders to the management board of Schering AG and would thereby control the management of its business affairs. Under a profit and loss transfer agreement, one company undertakes to transfer its entire profits to another company. A domination and/or profit and loss transfer agreement must provide a recurrent cash payment ("Guaranteed Dividend") (Ausgleich) as compensation for the minority shareholders. The amount of the Guaranteed Dividend is determined by the parties to the domination and/or profit and loss transfer agreement and reviewed by a court-appointed expert auditor. The Guaranteed Dividend will be equal to the amount which, on the basis of past profitability and the prospective profits of Schering AG, would probably be distributed to Schering Securityholders in the future as the average profit per share, if the domination and/or profit and loss transfer agreement had not been entered into. This calculation will be based on a determination of the value of Schering AG at the time of the general shareholders' meeting of Schering AG at which the domination and/or profit and loss transfer agreement is adopted. The calculation could result in a Guaranteed Dividend that is equal to the average of the past dividends paid by Schering AG, but it could also be higher or lower. The Guaranteed Dividend would be payable annually if and to the extent the domination and/or profit and loss transfer agreement remains effective and minority shareholders then exist. In addition, entering into a domination and/or profit and loss transfer agreement would oblige the Bidder to offer to acquire all outstanding Schering Securities belonging to minority shareholders within a certain period of time in exchange for payment of fair cash compensation. For the determination of "Fair Cash Compensation," see below.

(ii)
Delisting

Depending on the level of acceptance of the Offer, the Bidder and Bayer AG might consider causing Schering AG to apply for a revocation of the admission of the Schering Shares to the German stock exchanges where they are traded. Such application would require the approval of the general shareholders' meeting of Schering AG by a majority of the votes cast. In the event the Schering Shares are delisted from the German stock exchanges, the Bidder would be obliged to offer to acquire all outstanding Schering Shares not already owned by the Bidder for fair cash compensation within a certain time period. For the determination of "Fair Cash Compensation," see below.

To the extent permissible under applicable law, the Bidder and Bayer AG will also consider delisting the Schering Securities in Switzerland and terminating the registration in the U.S.A. under the Exchange Act and the stock exchange listing at the NYSE. In case of a termination of the registration in the U.S.A., Schering AG would no longer be required to file mandatory announcements with the SEC or to abide by the provisions of the U.S. securities laws regarding corporations with a widely spread shareholder structure.

(iii)
Exclusion of Minority Shareholders ("Squeeze-out")

If, following the consummation of the Offer or at a later point in time, the Bidder owns 95% or more of the share capital of Schering AG, the Bidder and Bayer AG intend to bring about the adoption of a resolution by the general shareholders' meeting of Schering AG pursuant to Sections 327a et seq. of the German Stock Corporation Act (AktG) requiring transfer of the Schering Shares held by the minority shareholders of Schering AG to the Bidder in exchange for fair cash compensation ("squeeze-out"). The shares of the minority shareholders will be transferred to the majority shareholder upon registration in the commercial register. The underlying resolution requires approval of a simple majority of the votes cast at a general shareholders meeting, which would be assured due to the Bidder's majority ownership. Upon completion of the squeeze-out, the stock exchange listing of the Schering Shares would be terminated. The method of determining fair cash compensation is explained below under "Fair Cash Compensation."

(iv)
Fair Cash Compensation

If, pursuant to any of the actions set forth above, fair cash compensation must be paid, such fair cash compensation will be determined based on the value of Schering AG as of the date of the resolution of the shareholders of Schering AG authorizing the action and – except in the case of a delisting – reviewed by an expert auditor appointed by the court. The expert auditor will determine the value per share according to the discounted earnings method (Ertragswertmethode) based on the IDW S1 valuation standard as amended on January 1, 2005. If the three-month-average price of the Schering Share for the three month period prior to the shareholders' meeting deciding on the measure, insofar as such price is representative, exceeds the compensation amount determined with the discounted earnings method, then this value is to be paid as a compensation amount. The amount of fair cash compensation could be equal to the Offer Price of EUR 86.00 per share, but could also be higher or lower. Shareholders who plan to convert any such cash compensation received in EUR to USD should also be aware that currency exchange rates in effect at the time of payment of such fair cash compensation may be different from the exchange rates in effect at the time of the publication of the Offer Document and/or the time of the consummation of the Offer and may, therefore, positively or negatively affect the value of such fair cash compensation.

11.      FINANCING THE OFFER

11.1    Maximum Amount of Consideration to be Financed

As of April 11, 2006, Schering AG had issued 194,000,000 Schering Shares, of which 3,554,500 were shares held by Schering AG as treasury shares and 190,445,500 were held by third parties. In addition, as of March 31, 2006, options to acquire 555,375 shares were in existence (see Section 9). According to information from Schering AG, these options are to be settled with shares held in treasury by Schering AG.

In the event the Offer is accepted for all Schering Securities held by third parties and after the above described options are exercised, the maximum payment obligation of the Bidder for the sale of Schering

Securities would be EUR 16.49 billion (i.e., 191,000,875 multiplied by the Offer Price of EUR 86.00 plus estimated transaction costs totaling approximately EUR 55 million), assuming Schering AG does not sell the shares it holds in treasury beyond exercising options and no further shares are issued. If, moreover, this Offer is accepted for all shares issued to satisfy such options and for all shares held in treasury by Schering AG, the maximum amount to be paid by the Bidder would increase to EUR 16.79 billion (i.e., 194,555,375 multiplied by the Offer Price of EUR 86.00 plus estimated transaction costs totaling approximately EUR 55 million).

11.2      Financing the Offer

The Bidder has taken all the necessary measures to ensure that it will have available the required funds to fully consummate the Offer at the time when the payment obligation becomes due. The Bidder has available, through Bayer AG, cash resources up to an amount of approximately EUR 3.0 billion. For the remaining required funds, Bayer AG has entered into a bridge financing and a syndicated credit facility in an amount of EUR 7.0 billion each. In order to repay the bridge financing, several equity and debt issuances as well as divestitures are contemplated. An amount of approximately EUR 2.3 billion has been raised through the March 29, 2006 placement of a mandatory convertible bond due on June 1, 2009, which amount will not be drawn under the bridge financing. Bayer AG will make the funds required for the consummation of the Offer available to the Bidder. This Offer is not subject to a financing condition.

11.2.1    Bridge Financing

On March 23, 2006, Bayer AG as Borrower, Citigroup Global Markets Limited, London, England and Credit Suisse International, London, England as Mandated Lead Arrangers and Bookrunners, Citibank, N.A., New York, USA and Credit Suisse International, London, England as Original Lenders, and Citibank International plc, London, England as Facility Agent, entered into an unsecured bridge facilities agreement for an amount of EUR 7.0 billion (the "Bridge Facilities Agreement").

Funds received under the Bridge Facilities Agreement may only be used for the purpose of financing or refinancing the acquisition of the Schering Securities by the Bidder pursuant to this Offer and/or a subsequent squeeze-out, if any, as well as for any costs, fees and expenses associated therewith.

The bridge facility is divided into two tranches in the amounts of EUR 4.0 billion (the "Bridge Loan Facility A") and EUR 3.0 billion (the "Bridge Loan Facility B"). The term of Bridge Loan Facility A is 364 days with an extension option of up to one additional year. The initial term of Bridge Loan Facility B is five years, in each case from the date of the signing of the Bridge Facilities Agreement. The term of the Bridge Loan Facility B shall be reduced to match the term of the Bridge Loan Facility A upon successful syndication of the Syndicated Facilities Agreement (as defined below in Section 11.2.4).

The interest rate equals the EURIBOR reference rate plus Mandatory Costs (costs of mandatory obligations of the central banks) as well as a margin of 0.35% for Bridge Loan Facility A and a margin of 0.40% for Bridge Loan Facility B. After December 31, 2006, the margin will be variable. Depending on Bayer AG's credit rating, it may vary between 0.20% and 0.60% for Bridge Loan Facility A and between 0.25% and 0.65% for Bridge Loan Facility B.

The plan is to refinance substantial parts of the Bridge Facilities Agreement during the current year through capital market instruments.

11.2.2    Equity Commitments

In connection with this Offer, Bayer AG intends to carry out equity capital measures for a total volume of up to EUR 4.0 billion and to utilize hybrid instruments as well. These instruments will be applied to the repayment of Bridge Facilities in accordance with the provisions in the Bridge Facilities Agreement.

On March 29, 2006, Bayer Capital Corporation B.V., Mijdrecht, the Netherlands, placed a subordinated convertible bond of EUR 2.3 billion with maturity on June 1, 2009 with mandatory conversion rights into shares of Bayer AG.

The bond is subordinated and has been guaranteed by Bayer AG. Such guarantee is subordinated as well. At maturity, mandatory conversion into new shares of Bayer AG issued from the existing conditional capital will take place. Preemptive rights of shareholders have been excluded in connection with the issuance of the mandatory convertible bond.

Material terms of the bond are, among others, a 6.625% interest coupon, a minimum conversion price of EUR 33.03 and a conversion premium of 17%, which results in the maximum conversion price of EUR 38.64.

The proceeds of the issue have been passed on to Bayer AG in the form of a loan, which in turn is making them available to the Bidder.

11.2.3    Divestitures

As part of the financing of the Offer, Bayer AG currently plans to divest H.C. Starck and Wolff Walsrode. Both companies are part of the Bayer MaterialScience sub-group, but are not active in the businesses of Polycarbonates and Isocyanate chemistry, the two business areas on which Bayer MaterialScience plans to focus. Currently it is planned that the proceeds from such sales will be used to pay off the bridge financing, should the divestment be completed successfully.

11.2.4    Debt Commitments

On March 23, 2006, Bayer AG as Borrower, Citigroup Global Markets Limited, London, England and Credit Suisse International, London, England as Mandated Lead Arrangers and Bookrunners, Citibank, N.A., New York, USA, and Credit Suisse International, London, England as Original Lenders, and Citibank International plc, London, England as Facility Agent, entered into an unsecured syndicated facilities agreement for an amount of EUR 7.0 billion (the "Syndicated Facilities Agreement").

Funds received under the Syndicated Facilities Agreement may only be used for financing or refinancing the acquisition of the Schering Securities by the Bidder pursuant to the terms of this Offer and/or a subsequent squeeze-out, if any, as well as for any costs, fees and expenses associated therewith.

The syndicated facility is divided into two tranches in the amounts of EUR 3.0 billion (the "Syndicated Loan Facility A") and EUR 4.0 billion (the "Syndicated Loan Facility B"). The term of Syndicated Loan Facility A is 364 days with an extension option of up to one additional year, and the initial term of Syndicated Loan Facility B is five years, in each case from the date of the execution of the Syndicated Facilities Agreement.

The interest rate equals the EURIBOR reference rate plus Mandatory Costs (costs of mandatory obligations of the central bank) as well as a margin of 0.35% for Syndicated Loan Facility A, and a margin of 0.40% for Syndicated Loan Facility B. After December 31, 2006, the margin will be variable. Depending on Bayer AG's credit rating, it may vary between 0.20% and 0.60% for the Syndicated Loan Facility A and between 0.25% and 0.65% for the Syndicated Loan Facility B.

It is generally intended that the bridge financing as well as the short-term tranche of the Syndicated Facilities Agreement shall be repaid through the described equity issuance, divestments and through middle- and long-term loans or bonds.

11.3      Confirmation of Financing

In a letter dated March 31, 2006, Credit Suisse Securities (Europe) Limited, London, England, Frankfurt Branch, MesseTurm, 60308 Frankfurt am Main, Federal Republic of Germany, a securities services company independent of Bayer AG and the Bidder, confirmed, pursuant to Section 13(1) sentence 2 of the WpÜG, that the Bidder has taken the necessary measures to ensure that it will have the required funds available to fully perform the Offer at the time the claim for payment becomes due. This letter is attached to this Offer Document as Exhibit 2.

12.      EXPECTED EFFECTS OF A SUCCESSFUL OFFER ON THE NET WORTH, FINANCIAL POSITION AND EARNINGS OF THE BIDDER AND THE BAYER GROUP

The following information, opinions and forward-looking statements are made under the assumption that the Bidder will acquire a 100% share participation in the outstanding shares of Schering AG as a result of the Offer to the shareholders of Schering AG. This assumes that all outstanding options for shares are exercised and are therefore to be added to the outstanding shares. Treasury shares of Schering AG are not included in this calculation. Therefore, the following calculations are based on the assumption of the acquisition of 191,000,875 outstanding shares. The statements are based exclusively on information available at the time of the signing of the Offer Document, as well as on a series of assumptions which may or may not prove accurate. Schering Securityholders should therefore not rely on pro-forma financial information. This information does not necessarily present the actual financial position or actual results of operations that would have occurred had the transaction been effective at that time. Neither the future financial position nor the future results of operations after the consummation of the transaction can be derived from the pro-forma financial information.

The Bidder points out that it will update this Offer Document only to the extent it is obliged to do so under applicable law. Except as required by applicable law, the Bidder and Bayer AG do not plan to publicly update or correct any forward-looking statements after the publication of this Offer Document, whether as a result of any new information, future events or otherwise. The following information as well as the underlying assumptions have not been audited or reviewed by certified public accountants.

12.1    The Bidder

Since its formation in 2003, Dritte BV GmbH, Leverkusen, has not engaged in business operations. Therefore, as of the date of publication of the Offer Document, the Bidder has not generated any sales revenues or other earnings. The Bidder prepares its financial statements in accordance with the provisions of the German Commercial Code (HGB).

As of December 31, 2005, the balance sheet total of Dritte BV GmbH was EUR 35,827. Its assets consisted of cash and cash equivalents and a claim against an affiliated company. The total equity and liabilities consisted of shareholders' equity of EUR 25,000, a tax loss carry-forward of EUR 455 and a liability to an affiliated company.

The acquisition of Schering AG is anticipated to have the following effects on the net worth, financial position and earnings of the Bidder as compared to December 31, 2005:

•
Its financial assets will presumably increase from EUR 0 by EUR 16,481 million to EUR 16,481 million, including estimated ancillary acquisition costs of EUR 55 million. The balance sheet total will increase by the same amount.

•
Bayer AG, as parent company, has guaranteed it will make sufficient funds available to the Bidder to finance the acquisition of the Schering Securities. To what extent the funds raised by the Bayer Group will be passed on to the Bidder as debt or equity was not yet conclusively determined at the time this Offer was made. The financing structure could consist of full debt financing, a mixture of debt and equity, or full equity financing.

•
Full equity financing would result in an increase of the capital reserve from EUR 0 by EUR 16,481 million to EUR 16,481 million, whereas a full debt financing would increase the financial debt of the Bidder from EUR 0 by EUR 16,481 million to EUR 16,481 million.

•
Future earnings will likely be determined by the following factors in particular:

–
Earnings will result predominantly from future dividends paid and profits transferred by Schering AG (after conclusion of a profit and loss transfer agreement). The amount of such dividends cannot be forecasted today. Based on the proposal of the management board of Schering AG for the fiscal year 2005 to distribute a dividend of EUR 1.20 for each dividend-bearing share, a dividend distribution of around EUR 229 million would result.

–
Expenses will mainly consist of interest payments for credit facilities if (at least partial) debt financing is used. In the event of full debt financing, interest expenses of up to around EUR 900 million per annum must be anticipated.

    –
    In the event of debt financing, dividend income received could be used for the satisfaction of interest obligations. If this should prove insufficient to satisfy the obligations, Bayer AG is obliged to make up the Bidder's losses pursuant to the existing profit and loss transfer agreement. If the dividend income exceeds the interest expenses, the resulting profits are to be transferred to Bayer AG.

12.2    Bayer Group

The following presents an abbreviated pro-forma group balance sheet as well as selected pro-forma financial data of the Bayer Group. The information is prepared only for illustrative purposes and should not be used to forecast future results. The data is based on the audited year-end financial statements of the Bayer Group and the Schering Group as of December 31, 2005 and presumes, for the purposes of this presentation, that at that time an acquisition of 100% of the outstanding shares of Schering AG had already occurred. The financial statements as of December 31, 2005 are the most current financial data publicly available. The fiscal year of both groups is the calendar year.

While the transaction costs of the acquisition have been partly taken into account in the presentation, any synergies which Bayer AG expects to result from the acquisition have not been included nor have any restructuring costs required to attain such synergies been reflected.

Currently, the effects of the takeover of Schering AG by the Bidder on the future financial statements of the Bayer Group cannot be forecasted in detail. The reasons include the following:

•
Even though both companies prepare their accounts in accordance with IFRS, such accounts are based on differing accounting principles, valuation methods and accounting guidelines. The accounting principles and methods listed in the 2005 annual report of the Schering Group on pages 112 – 119 do not permit a quantification of the effects arising from differing accounting principles and valuation methods.

•
The final amount of the transaction costs will be determined only after the completion of the Offer, when the final number of shares tendered for sale is determined. Also, the final amount of one-off expenses related to the financing cannot be specified yet and was, therefore, not taken into account in connection with the calculations.

•
The potential for synergies and required one-off expenses for achieving such synergies cannot be finally determined and was, therefore, not taken into account in connection with the calculations.

•
The financing structure, particularly, the allocation between equity and debt has not yet been resolved. For purposes of this calculation, it was presumed, by way of an example, that the amount of equity measures referred to in Section 11.2.2 will be fully utilized. Accordingly, the calculation took a capital increase of EUR 1.7 billion into account in addition to the completed placement of the convertible bond with its mandatory conversion into shares of Bayer AG.

•
The planned divestment of Wolff Walsrode and H.C. Starck will have effects on the balance sheet and on the profit and loss statement. The divestments were not taken into account in connection with the calculations, since the amount of the sales proceeds and the timing of the transactions are currently unknown.

•
In general, the allocation of the purchase price and the ancillary acquisition costs to the individual assets acquired and liabilities and contingent liabilities assumed can only be completed after the takeover. Such allocation has to be completed within one year following the acquisition of the Schering Securities. Therefore, an allocation to the individual balance sheet items has not been made. The total amount is shown under the item "goodwill and other intangible assets." As a result, the earning amounts do not include increased amortization in the course of the revaluation of the assets acquired. However, substantial adverse effects resulting therefrom are expected in the future.

12.2.1    Effects on Balance Sheet as of December 31, 2005

	Bayer	Schering	Pro forma adjustment	Bayer Pro forma incl. Schering

	(in mio. EUR)
Goodwill and other intangible assets	7,688	694	13,198	21,580
Fixed assets	8,321	1,161	0	9,482
Other long-term assets	4,121	664	0	4,785
Cash and cash equivalents	3,523	972	-3,000	1,495
Other short-term assets	13,069	2,612	0	15,681

Assets	36,722	6,103	10,198	53,023

Shareholders' equity	11,157	3,283	-1,583	12,857

Short-term and long-term financial liabilities	8,952	255	11,781	20,988
Other long-term liabilities	9,310	932	0	10,242
Other short-term liabilities	7,303	1,633	0	8,936

Liabilities	25,565	2,820	11,781	40,166

Equity and liabilities	36,722	6,103	10,198	53,023

In detail, the pro forma consolidation has the following implications on the balance sheet of the Bayer Group:

•
The item "goodwill and other intangible assets" increases from EUR 7,688 million by EUR 13,892 million to EUR 21,580 million. This includes mainly the total purchase price, including ancillary acquisition costs, less the shareholders' equity of the Schering Group. No allocation to the individual assets and liabilities of the purchase price has taken place yet.

•
As a result of the payment of the purchase price, cash and cash equivalents are reduced from EUR 3,523 million by EUR 2,028 million to EUR 1,495 million.

•
Due to a capital increase, the shareholders' equity increases from EUR 11,157 million by EUR 1,700 million to EUR 12,857 million.

•
Mainly due to the financing of the takeover, the short- and long-term financial liabilities increase from EUR 8,952 million by EUR 12,036 million to EUR 20,988 million. This also includes liabilities resulting from the mandatory convertible bond and the hybrid capital measures that are expected to be carried as debt in accordance with IFRS.

•
The other items increase due to the addition of the balance sheet item amounts of the Bayer Group and the Schering Group.

12.2.2    Effects on the Income Statement

	Bayer	Schering	Pro forma adjustment	Bayer Pro forma incl. Schering

	(in mio. EUR)
Sales	27,383	5,308	0	32,691
Operating result (EBIT)	2,812	928	0	3,740
Group result	1,597	619	-503	1,713
•
Sales and earnings before interest and taxes (EBIT) were determined by adding the corresponding amounts contained in the financial statements of the Bayer Group and the Schering Group.

•
Sales increased from EUR 27,383 million by EUR 5,308 million to EUR 32,691 million.

•
EBIT increased from EUR 2,812 million by EUR 928 million to EUR 3,740 million. Synergies, one-off expenses for the integration of the businesses and the financing of the transaction as well as increased amortization due to the purchase price allocation to the revaluation of assets were not taken into account.

•
The Group's profit increased from EUR 1,597 million by EUR 116 million to EUR 1,713 million. Future interest expense resulting from the acquisition (including lost interest income from cash and cash equivalents) and the tax effects related thereto were taken into account.

13.      POSSIBLE EFFECTS ON SCHERING SECURITYHOLDERS WHO DO NOT ACCEPT THE OFFER

Schering Securityholders who do not intend to accept this Offer should take the following into account:

•
As already described in Section 10.2.5, following the consummation of the Offer,

•
the Bidder and Bayer AG intend to enter into a domination and profit and loss transfer agreement with Schering AG. Upon the domination and profit and loss transfer agreement between the Bidder as controlling company and Schering AG as controlled company taking effect, the Bidder, and indirectly Bayer AG, will, among other things, be entitled to give binding instructions to the management board of Schering AG regarding the management of Schering AG. Under the domination and profit and loss transfer agreement, Schering AG would have to transfer its entire profits to the Bidder;

•
the Bidder and Bayer AG will review the possibility of delisting on the NYSE (in case of delisting on the NYSE, Schering Shares would also lose their classification as "margin securities" as part of the margin regulations and therefore they can no longer serve as security for loans) and the Swiss stock exchange and consider seeking the revocation of admission of the Schering Shares to the German stock exchanges (delisting); and

•
the Bidder and Bayer AG intend to implement a squeeze-out, if the Bidder owns at least 95% of the share capital of Schering AG.

•
Schering Shares for which the Offer is not accepted will continue to be traded until a possible delisting. However, the current share price of Schering AG reflects the fact that the Bidder published its decision to make the Offer on March 23, 2006. It is unclear whether, after the expiration of the Acceptance Period, the share price of the Schering Shares will remain at its current level, rise or fall.

•
The successful implementation of the Offer is likely to lead to a reduction of the free float of Schering AG. The number of shares in free float might be reduced in such a way that no proper stock exchange trading of the Schering Shares can be ensured or no such trading takes place at all. This could result in sell orders not being executed in time or at all. Furthermore, low liquidity for the Schering Shares could result in greater price fluctuations for Schering Shares than in the past.

•
The Schering Shares are currently a component of the DAX (Deutscher Aktienindex), with the consequence that institutional funds and investors that invest in the underlying shares of such indices as the DAX must hold Schering Shares to match the performance of the DAX. After the successful consummation of the Offer, the Schering Shares may be excluded from the DAX. The index investors that still hold Schering Shares after consummation of the Offer will, therefore, be likely to sell these Schering Shares in the open market. As a result, there could be an oversupply of Schering Shares in a comparatively less liquid market. This may result in a decline in the price of the Schering Shares.

•
Following the successful consummation of this Offer, the Bidder expects to have the necessary qualified majority, subject to certain limitations, to have all important corporate measures passed at shareholders' meetings of Schering AG, such as amendments to the articles of association, capital increases, exclusion of subscription rights in capital measures, transformations, mergers and dissolution (including the so-called dissolution by transfer (übertragende Auflösung)). Pursuant to German law, the implementation of some of these actions might require the Bidder to make an offer to minority shareholders to acquire their shares in return for fair compensation or to pay them a Guaranteed Dividend, in each case based on a valuation (Unternehmensbewertung) of Schering AG. Since such a valuation must be based on the circumstances at the time of the adoption of the applicable resolution at a general shareholders' meeting of Schering AG, the value of any Guaranteed Dividend and/or compensation could correspond to, but also could be above or below, the Offer Price.

•
The Schering Shares are currently registered under the Exchange Act in the U.S.A. The Bidder contemplates terminating such registration to the extent that such termination is permissible under the applicable law. The termination of the registration under the Exchange Act would substantially reduce the information required to be furnished by Schering AG to holders of Schering Securities and to the SEC under U.S. disclosure rules and would make certain provisions of the Exchange Act inapplicable to Schering AG and the Schering Securities.

14.      RIGHTS OF WITHDRAWAL

14.1    Right to Withdraw without Giving Reasons

The Staff of the SEC's Division of Corporation Finance has stated to the Bidder that they are in a position to grant certain requested relief (see Section 17). This Offer Document has been prepared on the basis that such relief is granted. Such relief affects in particular Schering Securityholders' withdrawal rights. Accordingly, Schering Securityholders who have accepted the Offer have withdrawal rights as follows:

•
Schering Securityholders, who accepted the Offer during the Acceptance Period, may withdraw their declared acceptance in respect of their Schering Securities at any time until the expiration of the Acceptance Period, without having to give any reason;

•
Schering Securityholders will have no withdrawal rights during the 21-calendar-day period following the expiration of the Acceptance Period, even if the Offer Condition stated in Section 6.1.2 has not yet been satisfied and the Bidder has, accordingly, not yet become obligated to pay the Offer Price. It is possible that the Bidder will request an extension of such 21-day period from the Staff of the SEC and will publish its grant, if any, prior to the expiration of the 21-day period in accordance with Section 18;

•
If the Offer Condition stated in Section 6.1.2 has not yet been satisfied (and not been waived — if permissible — before the expiration of the Acceptance Period) at the end of the 21st calendar day after the expiration of the Acceptance Period, Schering Securityholders will have the right to withdraw the declared acceptance for their tendered Schering Securities, during the period after the end of the 21st calendar day following the expiration of the Acceptance Period until the Offer Condition stated in Section 6.1.2 is satisfied (and the Bidder thereby becomes obligated to pay the Offer Price), unless the Bidder has been granted an extension of the 21-day-period from the Staff of the SEC and has published such grant prior to the expiration of the 21-day-period in accordance with Section 18; and

•
If the Offer Condition stated in Section 6.1.2 is only satisfied after the expiration of the Acceptance Period, Schering Securityholders may not withdraw their acceptance with respect to their Schering Securities during the period from the date of the satisfaction of the Offer Condition stated in Section 6.1.2 until the date of payment of the Offer Price.

14.2    Right of Withdrawal in the Event of an Amendment to the Offer or a Competing Offer

In addition to the rights of withdrawal described under Section 14.1 the following rights of withdrawal provided by the WpÜG exist:

•
In the event that the Offer is amended pursuant to Section 21 of the WpÜG, Schering Securityholders may, at any time until the expiration of the Acceptance Period, withdraw from the contracts entered into as a result of their acceptance of the Offer if and to the extent that they have accepted the Offer prior to the publication of such amendment to the Offer.

•
In the event of a competing offer, Schering Securityholders may, at any time until the expiration of the Acceptance Period, withdraw from the contracts entered into as a result of acceptance of the Offer if and to the extent that they have accepted the Offer prior to the publication of the offer document for the competing offer.

14.3    Exercise of the Right of Withdrawal with Respect to Schering Shares

This Section 14.3 applies exclusively to Schering Shareholders who accepted the Offer for Schering Shares and wish to exercise their rights of withdrawal.

Schering Shareholders may exercise their rights of withdrawal under Sections 14.1 and 14.2 above with respect to Schering Shares only by doing the following:

(i)
declaring their withdrawal to their custodian bank in writing in a timely manner for a specified number of Schering Shares Tendered for Sale or Schering Shares Subsequently Tendered for Sale; and

(ii)
instructing their custodian bank within the period in which the Schering Shareholder has the right to withdraw according to Sections 14.1 and 14.2 to cause the reversal of the book-entry transfer to ISIN DE0007172009 / WKN 717200 of such Schering Shares Tendered for Sale and/or Schering Shares Subsequently Tendered for Sale for which withdrawal has been declared.

The declaration of withdrawal will become effective upon the reversal of the book-entry transfer of the Schering Shares Tendered for Sale or Schering Shares Subsequently Tendered for Sale of the respective withdrawing Schering Shareholder to the ISIN DE0007172009 / WKN 717200. If the withdrawal is declared to the custodian bank during the period in which the Schering Shareholder is entitled to a right of withdrawal according to sections 14.1 and 14.2, the reversal of the book-entry transfer of the Schering Shares Tendered for Sale and/or Schering Shares Subsequently Tendered for Sale to ISIN DE0007172009 / WKN 717200 will be deemed to have been duly effected if the reversal of the book-entry transfer has been effected no later than 17:30 hours Frankfurt Local Time / 11:30 hours New York Local Time on the third Banking Day after the expiration of this period. In order to exercise the withdrawal rights, Schering Shareholders residing in the U.S.A. must instruct the U.S. Settlement Agent, instead of the custodian bank, if they accepted the Offer through the U.S. Settlement Agent.

14.4    Exercise of the Right of Withdrawal with respect to Schering ADSs

This Section 14.4 applies exclusively to Schering ADS Holders who accepted the Offer for Schering Shares represented by Schering ADSs and wish to exercise their right of withdrawal.

For a withdrawal of a tender of Schering Shares represented by Schering ADSs to be effective, a written notice of withdrawal must be timely received by the U.S. Settlement Agent at the address set forth in Section 5.2.1. Any such notice of withdrawal must specify:

•
the name of the person who tendered the Schering ADSs to be withdrawn; and

•
the number of Schering ADSs to be withdrawn and the name of the holder of such Schering ADSs, if the name is different from the person who tendered such Schering ADSs for sale. If Schering ADRs evidencing Schering ADSs to be withdrawn have been delivered to the U.S. Settlement Agent, then, prior to the physical release of such Schering ADRs, the serial numbers shown on such Schering ADRs must be submitted to the U.S. Settlement Agent and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Schering ADSs were tendered for sale through an Eligible Institution. If Schering Shares represented by Schering ADSs have been tendered for sale pursuant to the procedure for book-entry transfer as set forth in Section 5.2.2 in clause (ii), any declaration of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Schering ADSs or must otherwise comply with DTC's procedures.

14.5    Legal Consequences of the Withdrawal / Costs

Upon valid exercise of their withdrawal right, Schering Securityholders will be deemed to have withdrawn from the contract that was entered into as a result of their acceptance of the Offer.

A withdrawal of acceptance of the Offer may not be revoked, and any Schering Shares Tendered for Sale, Schering Shares tendered through the U.S. Settlement Agent, Schering Shares Subsequently Tendered for Sale, and/or Schering Shares represented by Schering ADSs that are properly withdrawn will thereafter be deemed not validly tendered for purposes of this Offer. However, a Schering Securityholder may accept this Offer again by re-tendering its Schering Shares or Schering ADSs representing Schering Shares in accordance with the acceptance procedures described in this Offer Document at any time before the expiration of the Acceptance Period.

The rescission will be free of charge for Schering Securityholders. Any resulting foreign stock exchange, turnover, or drafts and bills of exchange taxes and any fees of custodian institutions outside of Germany are to be borne by the particular Schering Securityholder.

15.      CASH PAYMENTS OR OTHER MONETARY BENEFITS GRANTED OR OFFERED TO THE MEMBERS OF THE MANAGEMENT BOARD OR THE SUPERVISORY BOARD OF SCHERING AG

None of the members of the management board or the supervisory board of Schering AG were granted or offered any cash payments or other monetary benefits by the Bidder or Bayer AG in connection with this Offer.

16.      TAXES

16.1    Certain German Income Tax Consequences

The sale of Schering Shares based on acceptance of this Offer may result in a taxation of capital gains or in a capital loss, which may be deductible for tax purposes. In this respect, the general provisions of German tax law apply.

Before accepting the Offer, the Bidder advises Schering Securityholders to consult a tax advisor with respect to the tax consequences of accepting this Offer in his or her particular circumstances.

16.2    Certain U.S. Federal Income Tax Consequences of the Sale of Schering Shares or Schering ADSs

The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of Schering Shares or Schering ADSs who accept this Offer. It is for general information only. This discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), United States Department of the Treasury regulations promulgated thereunder, and judicial and administrative rulings and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. The tax treatment of a U.S. Holder depends on its particular situation. Certain U.S. Holders (such as insurance companies, tax-exempt organizations, regulated (tax-advantaged) investment companies, real estate investment trusts, U.S. Holders whose "functional currency" is not the U.S. dollar, persons holding Schering Shares or Schering ADSs as part of an integrated conversion or constructive sale transaction for hedging purposes or a straddle, persons owning 10% or more of the voting stock of Schering AG, financial institutions, securities or currency brokers and traders that elect to mark-to-market their securities) may be subject to special rules not discussed below. This discussion does not consider the effects of any U.S. state, local or non-U.S. tax laws or any U.S. tax considerations (e.g., inheritance or gift), other than U.S. federal income tax considerations. This discussion is limited to U.S. Holders who have held their Schering Shares or Schering ADSs as "capital assets" as defined under the Code.

The following disclosure assumes that Schering AG is not, and has not been a "passive foreign investment company" ("PFIC") during the holding period of any U.S. Holder of Schering Shares or Schering ADSs accepting this Offer. U.S. Holders should consult their tax advisers regarding the consequences of tendering Schering Shares or Schering ADSs for sale if Schering AG was regarded as a PFIC at any time during their holding period of the Schering Shares or Schering ADSs.

If a partnership holds Schering Shares or Schering ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder of Schering Shares or Schering ADSs that is a partner of a partnership tendering Schering Shares or Schering ADSs for sale should consult its tax adviser.

As used herein, a "U.S. Holder" of a Schering Share or Schering ADS means a beneficial owner that is (i) a citizen or resident of the U.S.A., (ii) an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S.A. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it is subject to the supervision of a court with jurisdiction in the U.S.A. and one or more U.S. persons have the authority to control all substantial decisions of the trust or if it has exercised its right under applicable treasury regulations to be treated as a U.S. person.

Each Schering Securityholder should consult a tax advisor to determine the U.S. federal income tax consequences of accepting the Offer in his or her particular circumstances, as well as the applicability of any U.S. state, local, non-U.S. and other tax laws.

Sale of Schering Shares or Schering ADSs

A U.S. Holder who accepts this Offer for Schering Shares or Schering ADSs will recognize taxable gain or loss equal to the difference, if any, between the cash amount received in U.S. dollars and the U.S. Holder's adjusted tax basis in the Schering Shares or Schering ADSs sold.

Assuming that the Schering Shares and Schering ADSs are both treated as being traded on an established securities market, a U.S. Holder that is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the U.S. Internal Revenue Service) will determine the U.S. dollar value of the amount received by translating the amount received at the exchange rate on the settlement date.

Subject to the discussion below, such gain or loss generally will be a long-term capital gain or loss if the applicable Schering Shares or Schering ADSs have been held for more than one year. Long-term capital gains of natural persons are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a U.S. Holder who accepts this Offer is an accrual basis taxpayer who has not made the election referred to above and is treated as having sold its Schering Shares or Schering ADSs on a date prior to the settlement date, such U.S. Holder may recognize exchange gain or loss (as defined in Section 988 of the Code) if it receives the Offer Price on the settlement date. Such exchange gain or loss will be a capital gain or loss, and will be treated as an ordinary capital gain or loss regardless of whether the U.S. Holder held such Schering Shares or Schering ADSs as a capital asset.

Informational Reporting and Tax Withholding at Source

In general, information reporting requirements will apply to the payment made pursuant to the Offer received by U.S. Holders other than certain exempt recipients (such as corporations). Tax withholding at source may apply to such payment if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status, or if the U.S. Holder fails to report in full dividend and interest income. The U.S. taxpayer can deduct the amount of any withholding at source from its federal income tax liability (or receive a refund, if applicable), provided the required information is furnished to the U.S. Internal Revenue Service.

17.      RELIEF REQUESTED FROM THE SEC

17.1    Stated Relief to Reconcile Conflicts between Jurisdictions

This Offer, which is subject to German law, is extended to all Schering Securityholders in the U.S.A., in compliance with applicable U.S. securities laws. In order to reconcile certain areas of conflict between German law and the law of the U.S.A., the Bidder requested relief from the Staff of the SEC with respect to matters in which the securities laws and practice in the United States conflict with those in Germany. The Bidder requested certain exemptive or no-action relief to allow, among other things:

•
that the Additional Acceptance Period commences in accordance with German practice in the manner described in Section 4.3;

•
the payment for the Schering Shares in accordance with German practice in the manner described in Sections 5.1.5, 5.1.6, 5.2.6 and 5.2.7;

•
to exclude withdrawal rights for the 21-calendar-day period following the expiration of the Acceptance Period and for the time period following satisfaction of the Offer Condition stated in Section 6.1.2 as described in Section 14.1; and

•
the Acceptance Period to be extended by two calendar weeks, rather than 10 U.S. working days following an amendment of the Offer occurring during the last two weeks of the Acceptance Period, even if two calendar weeks were a shorter period than 10 U.S. working days.

The Staff of the SEC's Division of Corporation Finance has stated to the Bidder that they are in a position to grant the requested relief. Accordingly, this Offer Document has been prepared on the basis that such relief has been granted.

As discussed in Section 14.1, in accordance with the requested relief, Schering Securityholders will not have the right to withdraw tendered Schering Securities during the 21-calendar-day period following the expiration of the Acceptance Period. The Bidder may request further relief from the Staff of the SEC to extend this 21-calendar-day period. The Bidder will promptly, and no later than after two Working Days, announce in German and in English on the Internet at http://www.bayer.de and in German in the Börsen-Zeitung or, on days on which the Börsen-Zeitung is not published, in the Frankfurter Allgemeine Zeitung, as well as in English in the U.S.A. by means of a press release through the Dow Jones press service and/or the PR Newswire, announce if additional relief to extend the 21-day period has been granted by the Staff of the SEC, resulting in the Schering Securityholders' having no withdrawal rights for a longer time period.

17.2    Written Relief Relating to Purchases Outside the Offer

Rule 14e-5 under the Exchange Act prohibits the bidder and certain persons related to it from, directly or indirectly, purchasing any securities (that are equity instruments) and that are the subject of a public offer as well as securities that can be converted into or exchanged for such securities, outside of the offer. German law permits such acquisitions and provides protections to securityholders, by, among other things, requiring that the bidder increase the offer price to the extent the bidder acquires shares at a higher price outside the tender offer and requiring that the bidder report any such acquisitions to BaFin and publicize them regardless of whether the purchases occur at a higher or lower price. The Bidder received exemptive relief from Rule 14e-5 from the Staff of the SEC, subject to certain conditions. According to this relief the Bidder and its affiliated companies can acquire Schering Shares (but not Schering ADSs) outside the Offer (including in acquisitions on the market, privately negotiated acquisitions and block purchases outside the stock exchange) provided, that these acquisitions do not take place in the U.S.A.

18.      PUBLICATION

In accordance with Section 14(3) of the WpÜG, this Offer Document will be published on the internet at http://www.bayer.de. In addition, it will be made available free of charge from Credit Suisse Securities (Europe) Limited, MesseTurm, 60308 Frankfurt am Main, Federal Republic of Germany, Fax: +49 69 7538 2426 and from Innisfree, 501 Madison Avenue, 20th Floor, New York, NY 10022, USA. The announcement that this Offer Document is available free of charge will be published in the Börsen Zeitung on April 13, 2006 in accordance with Section 14(3), sentence 1, no. 2 of the WpÜG. A corresponding announcement will be made in the U.S.A. at the same time by publication in The Wall Street Journal (U.S. Edition).

In accordance with Section 23(1) of the WpÜG, the Bidder will announce the number of Schering Shares tendered based on Declarations of Acceptance received, including its interest in the share capital and voting rights, as follows:

•
weekly, following publication of the Offer Document, (Section 23(1) no. 1 of the WpÜG),

•
daily, during the last week before expiration of the Acceptance Period, (Section 23(1) no. 1 of the WpÜG),

•
without undue delay after the expiration of the Acceptance Period, and (Section 23(1) no. 1 of the WpÜG), and

•
without undue delay after the expiration of the Additional Acceptance Period (Section 23(1) no. 1 of the WpÜG).

In addition, acquisitions of Schering shares outside of this offer will be published according to Section 23(2) of the WpÜG.

Publications by the Bidder pursuant to Section 23(1) and (2) of the WpÜG as well as all additional publications and announcements in connection with this Offer, which are required under the WpÜG, will be published on the internet at http://www.bayer.de. Additionally, if required, announcements or notices will be made in the Börsen-Zeitung or on days when the Börsen-Zeitung is not published in the Frankfurter Allgemeine Zeitung and in English in the U.S.A. as part of a press release through the Dow Jones press service and/or the PR Newswire.

The English version of this Offer Document, which has not been reviewed by BaFin, is part of a Tender Offer Statement on Schedule TO filed by the Bidder with the SEC in connection with this Offer. It is available on the Internet at the SEC's web site, http://www.sec.gov, as well as at Bayer AG's web site, http://www.bayer.de.

Both the German and the English versions of this Offer Document can also be requested by calling the following toll-free telephone numbers:

0800 6464833 (toll-free in Germany)

00-800-7710-9970 (toll-free in the E.U.)

+1-877-717-3925 (toll-free in the U.S.A. and Canada)

+1-412-232-3651 (call collect for all other countries)

The publication of this Offer Document on the Internet is exclusively for the purposes of compliance with the provisions of the WpÜG and not for the purposes of making an offer pursuant to any law other than German law or public advertising of this Offer.

19.      FACILITATING BANKS, FEES AND EXPENSES

In connection with this Offer, Credit Suisse Securities (Europe) Limited acts as Settlement Agent for the Schering Shares and The Bank of New York acts as U.S. Settlement Agent for the Schering ADSs and as alternative Settlement Agent for Schering Shares held by Schering Shareholders with residence in the U.S.A. The Bidder has retained Credit Suisse Securities (USA) LLC as Dealer Manager and Innisfree as Information Agent in the U.S.A. Additionally, Credit Suisse Securities (Europe) Limited is acting as financial advisor for the Bidder and Bayer AG in connection with this transaction. Finally, a firm affiliated with Credit Suisse Securities (USA) LLC and Credit Suisse (Europe) Limited will participate in the financing of the Offer Price pursuant to this Offer (see Section 11.2). The Dealer Manager, the Information Agent, the Settlement Agent and the U.S. Settlement Agent will each receive customary compensation and reimbursement of reasonable out-of-pocket expenses and each may be indemnified against certain liability risks in connection with the Offer, including liabilities under U.S. securities law.

As part of the services to be provided, the Settlement Agents, Information Agent and the Dealer Manager may contact holders of the Schering Securities in person or by telephone, mail, e-mail, fax, telegram and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of the Schering Securities.

Upon consummation of this Offer, the Bidder will offer Custodian Institutions that are participants in the Clearstream Banking AG system, upon request, a customary fee of EUR 25.00 per securities account for Schering Shares Tendered for Sale and Schering Shares Subsequently Tendered for Sale (which includes payment to cover mailing and handling expenses for forwarding offering materials). If the Offer is not consummated, the Bidder will, upon request, reimburse the Custodian Institutions that are participants in the Clearstream Banking AG system for customary mailing expenses incurred by them in forwarding offering materials to their customers.

Except as set forth above, the Bidder will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of the Schering Securities for sale pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Bidder for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

20.      APPLICABLE LAW

This Offer is subject to German law and is being implemented in accordance with the provisions of the WpÜG and the U.S. securities law. Every contract entered into as a result of the acceptance of this Offer will be exclusively subject to and construed in accordance with German law.

21.  ASSUMPTION OF RESPONSIBILITY

Pursuant to Section 12 of the WpÜG, the Bidder, Dritte BV GmbH, with its registered seat in Leverkusen, assumes responsibility for the contents of this Offer Document and declares that the statements made in this Offer Document are accurate to the best of its knowledge, and that no material details have been omitted.

Leverkusen, April 12, 2006

Dritte BV GmbH

Dirk Rosenberg Managing Director	Dr. Armin Buchmeier Managing Director

Schering Shares held by managing directors, members of the management board and members of the supervisory board

I.
Shares held

Name	Number of shares
Klaus Kühn	18
Dr. h.c. Martin Kohlhaussen	6,000
Prof. Dr. Dr. h.c. Ernst-Ludwig Winnacker	1,400
II.
Transactions in the last 60 days

Name	Transaction	Number of shares	Price/Place	Date
Dr. Josef Ackermann	Sale	3,500	EUR 84.04 Xetra trading	03/13/2006
Dr. Manfred Schneider	Sale	1,500	EUR 83.00 Xetra trading	03/15/2006

CREDIT SUISSE SECURITIES (EUROPE) LIMITED Niederlassung Frankfurt am Main
Postfach 10 05 30	Telefon +49 69 7538 0
D-60005 Frankfurt am Main	Telefax +49 69 7538 2444
MesseTurm	www.credit-suisse.com
D-60308 Frankfurt am Main

Dritte BV GmbH
Kaiser-Wilhelm-AIIee 1
51373 Leverkusen

Germany

Frankfurt am Main, 31 March 2006

Voluntary public takeover offer by Dritte BV GmbH to the shareholders of Schering
Aktiengesellschaft

Cash confirmation statement according to sec. 13 para. 1 sentence 2 of the German
Securities Acquisition and Takeover Act (WpÜG).

Dear Sir or Madam,

On 23 March 2006, Dritte BV GmbH registered in Leverkusen has published its decision to make a voluntary public takeover offer pursuant to sec. 10 para. 1 German Securities Acquisition and
Takeover Act (WpÜG) to acquire all shares of Berlin-registered Schering Aktiengesellschaft against a consideration of EUR 86.00 per share.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED Frankfurt Branch, registered in the commercial register at the local court of Frankfurt am Main (HRB 49521), is a securities services provider independent of Dritte BV GmbH pursuant to sec. 13 para. 1 sentence 2 German
Securities Acquisition and Takeover Act (WpÜG).

We hereby confirm in accordance with sec. 13 para. 1 sentence 2 German Securities Acquisition and Takeover Act (WpÜG) that Dritte BV GmbH has taken the necessary measures to ensure that at the time at which the cash payment is due, it will have the necessary funds available to fully satisfy the above takeover offer.

We consent to the publication of this letter in the offer document regarding the above takeover offer pursuant to sec. 11 para. 2 sentence 3 no. 4 German Securities Acquisition and Takeover Act
(WpÜG).

CREDIT SUISSE SECURITIES (EUROPE) LIMITED
Frankfurt Branch

Marco Illy Managing Director	Ken Oliver Fritz Managing Director

Leiter der Niederlassung: Martin Korbmacher, Wolfgang Stern (FSA registered)
Handelsregister: Amtsgericht Frankfurt am Main, HRB 49521; Umsatzsteuernummer: 047 220 07545, USt-IdNr.: DE207669321
Zweigniederlassung der Credit Suisse Securities (Europe) Limited mit Sitz in London (Companies House England and Wales Nr. 891554)
Direktoren: Michael Philipp, Renato Fassbind, Tobias Guldimann, Stephen Dainton, Gael de Bossard, Hamish Leslie-Melville, Jeremy Bennett, David R. Mathers,
Marco Mazzuchelli, Costas Michaelidis
Authorised and Regulated by the Financial Services Authority

Annex

DEFINITIONS

Acceptance Period	defined in Section 4.1
Additional Acceptance Period	defined in Section 4.3
ADS Letter of Transmittal	defined in Section 5.2.2 (ii)
Agent's Message	defined in Section 5.2.2 (iii)
Antitrust Division	defined in Section 7.1.2
Auditor's Opinion	defined in Section 6.1.3
BaFin	German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)
Banking Day	defined in Section 1.6 lit. (iii)
Bayer AG	defined in Section 1.1
Bayer Group	defined in Section 1.1
Bidder	defined in Section 1.1
Book-Entry Confirmation	defined in Section 5.2.2 lit. (iii)
Bridge Facilities Agreement	defined in Section 11.2.1
Bridge Loan Facility A	defined in Section 11.2.1
Bridge Loan Facility B	defined in Section 11.2.1
Code	U.S. Internal Revenue Code of 1986, as currently amended
Concentration	defined in Section 7.1
Condition Record Date	defined in Section 5.1.5
Custodian Institution	defined in Section 5.1.2
Declaration of Acceptance	defined in Section 5.1.2
DTC	The Depositary Trust Company
Eligible Institution	defined in Section 5.2.2 (i)
EU Commission	European Commission
Exchange Act	U.S. Securities Exchange Act of 1934, as currently amended
Frankfurt Local Time	defined in Section 1.6 lit. (ii)
FTC	U.S. Federal Trade Commission
Guaranteed Dividend	defined in Section 10.2.5 (i)
HSR Act	U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976
Independent Expert	defined in Section 6.1.3
Innisfree	defined in Section 1.3
Letter of Transmittal	defined in Section 5.2.2
LTI Plans	defined in Section 9
Material Adverse Change	defined in Section 6.1.3
Minimum Acceptance Threshold	defined in Section 6.1.1
New York Local Time	defined in Section 1.6 lit. (ii)
NYSE	New York Stock Exchange
Offer	defined in Section 1.1
Offer Conditions	defined in Section 6.1

Offer Price	defined in Section 3.2
Offer Document	defined in Section 1.1
Passive Foreign Investment Company (PFIC)	defined in Section 16.2
Schering ADR / Schering ADRs	defined in Section 1.1
Schering ADS / Schering ADSs	defined in Section 1.1
Schering ADS Holders	defined in Section 1.1
Schering AG	defined in Section 1.1
Schering Depositary	defined in Section 5.2.1
Schering Group	defined in Section 1.1
Schering Securities	defined in Section 1.1
Schering Securityholder / Schering Securityholders	defined in Section 1.1
Schering Share / Schering Shares	defined in Section 1.1
Schering Shareholder / Schering Shareholders	defined in Section 1.1
Schering Shares Subsequently Tendered for Sale	defined in Section 5.1.6 lit. (i)
Schering Shares Tendered for Sale	defined in Section 5.1.2
SEC	U.S. Securities and Exchange Commission
Settlement Agent	defined in Section 5.1.1
Stock Exchange Trading Day	defined in Section 1.6 lit. (iii)
Syndicated Facilities Agreement	defined in Section 11.2.4
Syndicated Loan Facility A	defined in Section 11.2.4
Syndicated Loan Facility B	defined in Section 11.2.4
Three-Month-Average-Stock Exchange-Price	defined in Section 3.3.1 lit. (i)
Three-Month-Maximum-Price	defined in Section 3.3.1 lit. (ii)
U.S.A.	United States of America
U.S. Securities	defined in Section 5.2
U.S. Securityholders	defined in Section 5.2
U.S. Settlement Agent	defined in Section 5.2.1
U.S. Working Day	defined in Section 1.6 lit. (iii)
Working Day	defined in Section 1.6 lit. (iii)
WpÜG	German Securities Acquisition and Takeover Act
WpÜG-AngebotsVO	Regulation regarding the Content of the Offer Document, the Consideration in the Event of Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and to Make an Offer

Holders of American Depositary Shares (ADSs) and holders of Schering Shares resident in the U.S.A.: Schering Shareholders holding Schering ADSs represented by American Depositary Receipts or brokers, dealers, commercial banks or other nominees should send or deliver the ADS Letter of Transmittal to the U.S. Settlement Agent set forth below. Schering Shareholders resident in the U.S.A. holding Schering Shares may also accept the Offer by delivering a U.S. Declaration of Acceptance Form to the U.S. Settlement Agent set forth below.

The Settlement Agent in the U.S.A. for this Offer is:

The Bank of New York

By mail:	By overnight courier:	In person:
The Bank of New York Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248 USA	The Bank of New York Tender & Exchange Department 101 Barclay Street — 11W New York, NY 10286 USA	The Bank of New York Tender & Exchange Department 101 Barclay Street — 11W Receive & Deliver Window- Street Level New York, NY 10286 USA

Any questions or requests for assistance may be directed to the Information Agent at its address set forth below. Requests for additional copies of this Offer Document, the ADS Letter of Transmittal or the Declaration of Acceptance may be directed to the Information Agent, the U.S. Settlement Agent or Credit Suisse Securities (Europe) Limited in its capacity as international settlement agent. Schering Shareholders may also contact their Custodian Institution, brokers, dealers, commercial banks or other nominees for assistance concerning this Offer.

The Information Agent for this Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor,
New York, NY 10022,
U.S.A.
00 800 7710 9970 (toll-free in the European Union)
+1-877-717-3925 (toll-free in the U.S.A. and Canada)
+1-412-232-3651 (call collect for all other countries)

The Dealer Manager for this Offer is:

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue,
New York, NY 10010-3629,
U.S.A.

The Settlement Agent for this Offer is:

Credit Suisse Securities (Europe) Limited
MesseTurm,
60308 Frankfurt am Main,
Federal Republic of Germany

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